ROYAL BANK OF CANADA
U.S.$8,000,000,000
SENIOR GLOBAL MEDIUM-TERM NOTES, SERIES C
Form of Amended Distribution Agreement
February 28, 2007
RBC CAPITAL MARKETS CORPORATION
1 Liberty Plaza
165 Broadway
New York, New York 10006
RBC DAIN RAUSCHER INC.
60 South 6th Street
Minneapolis, Minnesota 55402
Ladies and Gentlemen:
     Royal Bank of Canada, a Canadian chartered Bank (the “Bank”), proposes to issue and sell from time to time its Senior Global Medium-Term Notes, Series C (such series of securities being hereinafter referred to as the “Series” and any securities to be issued from time to time as part of such Series being hereinafter referred to individually as a “Security” and collectively as the “Securities”), in an aggregate amount up to U.S.$8,000,000,000 or the equivalent thereof in other currencies or currency units and agrees with each Agent as set forth in this Agreement. Each of the terms “the Agents”, “such Agent”, “any Agent”, “an Agent”, “each Agent”, “the Purchasing Agent”, and “the Selling Agent”, when used in this Agreement or in any Terms Agreement (as defined below) or in the Annexes hereto, shall mean RBC Capital Markets Corporation and RBC Dain Rauscher Inc. (individually or collectively, as the context may demand) except at any time when any other Agent is acting as such hereunder, as contemplated in Section 12 hereof.
     The Bank acknowledges and agrees that RBC Capital Markets Corporation and RBC Dain Rauscher Inc. may use the Preliminary Prospectus and the Prospectus (as defined below) in connection with offers and sales of the Securities in market-making transactions as contemplated in the Basic Prospectus (as defined below), under the caption “Plan of Distribution” and in the Program Prospectus (as defined below) under the caption “Supplemental Plan of Distribution” (“Secondary Market Transactions”). The Bank further acknowledges and agrees that RBC Capital Markets Corporation and RBC Dain Rauscher Inc. are under no obligation to effect any Secondary Market Transactions and, if they do so, they may discontinue effecting such transactions at any time without providing any notice to the Bank. The term “Agent”, whenever used in this Agreement, shall include RBC Capital Markets Corporation and RBC Dain Rauscher Inc., whether each is acting in its capacity as an Agent or acting in connection with a Secondary Market Transaction, except as may be specifically provided otherwise herein.

     Subject to the terms and conditions stated herein and to the reservation by the Bank of the right to sell Securities directly on its own behalf, the Bank hereby (i) appoints each Agent as an agent of the Bank for the purpose of soliciting and receiving offers to purchase Securities from the Bank when and as instructed by the Bank pursuant to Section 3(a) hereof and (ii) agrees that, except as otherwise contemplated herein, whenever it determines to sell Securities directly to any Agent as principal, it will enter into a separate agreement (each a “Terms Agreement”), substantially in the form of Annex I hereto or in such other form as may be agreed by the parties to that particular agreement, relating to such sale in accordance with Section 3(b) hereof. This Agreement shall not be construed to create either an obligation on the part of the Bank to sell any Securities or an obligation of any of the Agents to purchase Securities as principal.
     The Securities will be issued under an indenture, dated as of October 23, 2003 (the “Base Indenture”), between the Bank and The Bank of New York (as successor to the corporate trust business of JPMorgan Chase Bank, N.A.), as Trustee (the “Trustee”), as supplemented by the first supplemental indenture dated as of July 21, 2006, between the Bank and The Bank of New York (as successor to JPMorgan Chase Bank, N.A.), as Trustee (the “First Supplemental Indenture,” and by the second supplemental indenture dated as of February • , 2007, between the Bank and The Bank of New York (as successor to JPMorgan Chase Bank, N.A.), as Trustee (the “Second Supplemental Indenture”) (the First Supplemental Indenture, together with the Second Supplemental Indenture, and the Base Indenture, the “Indenture”). The Securities shall have such terms, including the right (if any) to repayment of principal, the right (if any) to payment of interest, redemption provisions (if any) and other terms set forth in the Prospectus referred to below as it may be amended or supplemented from time to time. The Securities will be issued, and the terms and rights thereof established, from time to time by the Bank in accordance with the Indenture.
     1. Representations and Warranties of the Bank. The Bank represents and warrants to, and agrees with, each Agent the following; provided, however, that as of the Commencement Date the Bank does not represent and warrant with respect to the Time of Sale (as defined below), the Time of Sale Information (as defined below) or the Issuer Free Writing Prospectus (as defined below) that:
     (a) the Bank meets the requirements for use of Form F-3 (“Form F-3”) under the Securities Act of 1933, as amended, and the rules and regulations of the United States Securities and Exchange Commission (the “Commission”) thereunder (collectively, the “Act”), and has filed a registration statement including a prospectus on Form F-3 (File No. 333-139359) in respect of securities (the “Shelf Securities”) with the Commission; the various parts of such registration statement, including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the registration statement at the time such part of the registration statement became effective, are hereinafter called the “Registration Statement”; such Registration Statement (including any pre-effective amendment thereto) and any post-effective amendment thereto, each in the form heretofore delivered to the Agents, excluding exhibits to such Registration Statement, but including all documents incorporated by reference in the prospectus contained therein as of the date of such prospectus, have been declared effective by the

Commission in such form; as of the Commencement Date (as defined below), no other document with respect to such Registration Statement or document incorporated by reference therein has heretofore been filed or transmitted for filing with the Commission, except for any documents filed with the Commission subsequent to the date of such effectiveness and available on the Commission’s website; and no stop order suspending the effectiveness of such Registration Statement or any post-effective amendment thereto has been issued, and no proceeding for that purpose or pursuant to Section 8A of the Act against the Bank or related to the offering of the Shelf Securities has been initiated or, to the knowledge of the Bank, threatened by the Commission.
     The prospectus covering the Shelf Securities dated January 5, 2007, included in such Registration Statement, in the form first used to confirm sales of the Securities (or in the form first made available to the Agents by the Bank to meet requests of purchasers pursuant to Rule 173 under the Act) is hereinafter referred to as the “Basic Prospectus.” The Basic Prospectus, as supplemented by the prospectus supplement dated February • , 2007 specifically relating to the Securities, in the form first used to confirm sales of the Securities (or in the form first made available to the Agents by the Bank to meet requests of purchasers pursuant to Rule 173 under the Act), is hereinafter referred to as the “Program Prospectus”; the Program Prospectus, as supplemented by a pricing supplement that sets forth only the terms of a particular issue of the Securities (and, together with the accompanying product prospectus supplement that sets forth terms common to one or more particular issues of the Securities (if applicable), a “Pricing Supplement”), in the form first used to confirm sales of the Securities (or in the form first made available to the Agents by the Bank to meet requests of purchasers pursuant to Rule 173 under the Act) is hereinafter referred to as the “Prospectus”; the term “Preliminary Prospectus” means any preliminary form of the Prospectus; any reference herein to any Preliminary Prospectus or Prospectus shall be deemed to refer to and include the documents incorporated by reference therein, as of the date of such Preliminary Prospectus or Prospectus, as the case may be; any reference to any amendment or supplement to any Preliminary Prospectus or Prospectus shall be deemed to refer to and include any documents filed after the date of such Preliminary Prospectus or Prospectus, as the case may be, under the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder (collectively, the “Exchange Act”) that are deemed to be incorporated by reference in such Preliminary Prospectus or Prospectus, as the case may be; and any reference to the Prospectus as amended or supplemented shall be deemed to refer to the Prospectus as amended or supplemented in relation to the Securities in the form in which it is filed with the Commission in accordance with Section 5(a) hereof, including any documents incorporated by reference therein as of the date of such filing;
     (b) at or prior to the time when sales of the Securities were first made (the “Time of Sale”), the Bank had prepared the following information (collectively with the information referred to in the next succeeding sentence, the “Time of Sale Information”): the Preliminary Prospectus and each free-writing prospectus (as defined pursuant to Rule 405 under the Act) listed in the Terms Agreement or other agreement in respect of a specific offering of Securities in the form of Schedule II to Annex I hereto; in addition, you have informed us that the Agents may orally provide the pricing information set out on Schedule II to Annex I hereto to prospective purchasers prior to confirming sales. If, subsequent to the date of the Terms Agreement, the Bank and the Agents have determined that such Time of Sale Information included an untrue statement of material fact or omitted a statement of material fact necessary to make the information therein, in the light of the circumstances under which it was made, not misleading and have agreed to provide an opportunity to purchasers of the Securities to terminate their old purchase contracts and enter into new purchase contracts, then “Time of Sale Information” will refer to the information available to purchasers at the time of entry into the first such new purchase contract;
     (c) the documents incorporated by reference in the Registration Statement, the Time of Sale Information and the Prospectus, as amended or supplemented, when they were filed with the Commission, complied in all material respects with the requirements of the Act and the Exchange Act, as applicable, and none of such documents, as of their respective issue dates, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading; and any further documents so filed and incorporated by reference in the Registration Statement, the Time of Sale Information or the Prospectus or any further amendment or supplement thereto, when such documents are filed with the Commission, will comply in all material respects with the Act and the Exchange Act, as applicable, and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to be make the statements therein, in the light of the circumstances in which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Bank by or on behalf of an Agent expressly for use in the Registration Statement, the Time of Sale Information or the Prospectus as amended or supplemented relating to a particular issuance of Securities; and no such documents were filed with the Commission since the Commission’s close of business on the business day immediately prior to the date of the Terms Agreement and prior to the execution of the Terms Agreement, except as set forth in the Terms Agreement;
     (d) the Registration Statement, the Time of Sale Information and the Prospectus comply and, as amended or supplemented, if applicable, will comply as of the time of such amendment or supplement in all material respects with the Act and, if applicable, the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), and as to the Registration Statement and any amendment thereto, do not and will not, as of the applicable effective date of the Registration Statement and such amendment, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading and, as to the Prospectus and any amendment or supplement thereto, do not and will not, as of their dates and applicable filing dates, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to (i) any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Bank by or on behalf of an Agent expressly for use in the Prospectus as amended or supplemented, relating to a particular issuance of Securities or (ii) that part of the Registration Statement that shall constitute the Statement of Eligibility under the Trust Indenture Act (Form T-1) of the Trustee;
     (e) the Time of Sale Information, at the Time of Sale did not, and at the Closing Date (as defined in Schedule I to the Terms Agreement), will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Bank by or on behalf of the Agents expressly for use in such Time of Sale Information;
     (f) other than the Preliminary Prospectus and the Prospectus, each as amended and supplemented, the Bank (including its agents and representatives, other than the Agents in their capacity as such) has not made, used, prepared, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any written communication (as defined in Rule 405 under the Act) that constitutes an offer to sell or solicitation of an offer to buy the Securities (each such communication by the Bank or its agents and representatives, other than a communication referred to in clause (i) below, an “Issuer Free Writing Prospectus”) other than (i) any document not constituting a prospectus pursuant to Section 2(a)(10)(a) of the Act or Rule 134 under the Act or (ii) the documents listed on Schedule II to the Terms Agreement and other written communications (including any broadly available road show) approved in writing in advance by the Agents. The term, “broadly available road show” means a “bona fide electronic road show” as defined in Rule 433(h)(5) under the Act that has been made available without restriction to any person. Each such Issuer Free Writing Prospectus complied in all material respects with the Act, has been filed in accordance with the Act (to the extent required thereby) and, when taken together with the Preliminary Prospectus, as amended and supplemented, most recently filed prior to first use of such Issuer Free Writing Prospectus, did not, and at the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in each such Issuer Free Writing Prospectus in reliance upon and in conformity with information relating to any Agent furnished in writing to the Bank by or on behalf of the Agents expressly for use in any Issuer Free Writing Prospectus;

     (g) the Bank (A) validly exists as a Schedule I bank under the Bank Act (Canada); (B) has the requisite corporate power and authority to execute and deliver this Agreement and any Terms Agreement to be entered into in respect of the Securities; (C) has the corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Time of Sale Information and the Prospectus; and (D) has duly authorized, executed and delivered this Agreement and will have authorized, executed and delivered any Terms Agreement entered in to in respect of the Securities, and this Agreement and any such Terms Agreement constitute and will constitute, as the case may be, the valid and legally binding agreement of the Bank enforceable in accordance with their terms, except as rights to indemnity or contribution may be limited by applicable law and subject as to enforcement to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights generally and to general equity principles;
     (h) the Bank is not, and after giving effect to the offer and sales of the Securities and application of the proceeds thereof as described in the Registration Statement, the Time of Sale Information and the Prospectus, will not be, required to register as an “investment company,” under the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission thereunder (collectively, “Investment Company Act”);
     (i) any auditors who audited the financial statements incorporated by reference into the Registration Statement (any such auditor, an “Auditor”) were independent registered chartered accountants for the period covered by such financial statements as required by the Act, the Exchange Act, and the regulations thereunder, and the Bank Act (Canada);
     (j) no stop order suspending the effectiveness of the Registration Statement has been issued under the Act, and no proceedings for that purpose or pursuant to Section 8A of the Act against the Bank or related to any offering of the Securities have been instituted or are pending or, to the knowledge of the Bank, are contemplated by the Commission, and any request on the part of the Commission for additional information has been complied with;
     (k) the Bank’s consolidated financial statements incorporated by reference in the Registration Statement or included, in whole or in part, in the Prospectus (and any amendments or supplements thereto), the Time of Sale Information and the Prospectus, together with related schedules and notes, comply in all material respects with the applicable requirements of the Act and the Exchange Act, as applicable, and present fairly, in all material respects, the consolidated financial position, results of operations and changes in financial position of the Bank and its subsidiaries on the basis stated therein at the respective dates or for the respective periods to which they apply; such statements and related notes have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), consistently applied throughout the periods involved, except as may be disclosed therein; the supporting schedules, if any, included in the Registration Statement, the Time of Sale Information and the Prospectus present fairly in accordance with Canadian GAAP the information required to be stated therein; and the other financial and statistical information and data set forth in the Registration Statement (and any amendment or supplement thereto), the Time of Sale Information and the Prospectus are, in all material respects, accurately presented and prepared on a basis consistent with such financial statements and the books and records of the Bank and its subsidiaries; and any pro forma financial information and the related notes thereto included or incorporated by reference in the Registration Statement, the Time of Sale Information and the Prospectus have been prepared in accordance with the applicable requirements of the Act and the Exchange Act, as applicable, and the assumptions underlying such pro forma financial information are reasonable and are set forth in the Registration Statement, the Time of Sale Information and the Prospectus;
     (l) the Series has been duly authorized, and, when the Securities are issued and delivered pursuant to this Agreement and any Terms Agreement, the Securities will have been duly executed, authenticated, issued and delivered and will constitute valid and legally binding obligations of the Bank entitled to the benefits provided by the Indenture; the Indenture has been duly authorized and duly qualified under the Trust Indenture Act, and the Indenture constitutes a valid and legally binding instrument of the Bank, enforceable in accordance with its terms against the Bank, subject, as to enforcement, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles; and the Indenture conforms, and the Securities of any particular issuance of Securities will conform, to the descriptions thereof contained in the Registration Statement, the Time of Sale Information and the Prospectus as amended or supplemented to relate to such issuance of Securities;
     (m) the execution and delivery of this Agreement and any Terms Agreement, the creation and issue of the Securities and the sale of the Securities and the consummation of the transactions contemplated by this Agreement and any Terms Agreement will not contravene any material contract, material indenture or other material agreement to which the Bank is bound, nor will such action result in the creation or imposition of any lien, charge or encumbrance upon any material property or assets of the Bank, nor will such action result in any material violation of the provisions of the Bank Act (Canada) or by-laws of the Bank or any law, administrative regulation or administrative or court order or decree of Canada or any political subdivision thereof;
     (n) no consent, approval, authorization, order, registration or qualification of or with any court or arbitrator or governmental or regulatory authority is required for the issue, offer and sale of the Securities by the Bank to the Agents in accordance with this Agreement and any Terms Agreement or the Indenture, except for such consents, approvals, authorizations, orders and registrations or qualifications (i) as have been obtained under the Act and the Trust Indenture Act and (ii) as may be required under applicable state securities laws in connection with the purchase and distribution of the Securities by the Agents;

     (o) there has not occurred any material adverse change in the financial condition, earnings, business or operations of the Bank and its subsidiaries, taken as a whole, from that set forth in the Prospectus as amended or supplemented (exclusive of any amendments or supplements thereto subsequent to the date of the Terms Agreement);
     (p) there are no legal or governmental proceedings known to be pending or threatened to which the Bank or any of its subsidiaries is a party or to which any of the properties of the Bank or any of its subsidiaries is subject that are required to be described in the Registration Statement, the Time of Sale Information or the Prospectus as amended or supplemented and are not so described;
     (q) the Bank acknowledges and agrees that the Agents are acting solely in the capacity of an arm’s length contractual counterparty to the Bank with respect to the offering of Securities contemplated hereby (including in connection with determining the terms of the offering) and not as a financial advisor or a fiduciary to the Bank or any other person; additionally, no Agent is advising the Bank or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction; the Bank shall consult with its own advisors concerning such matters and shall be responsible for making their own independent investigation and appraisal of the transactions contemplated hereby, and the Agents shall have no responsibility or liability to the Bank with respect thereto; any review by the Agents of the Bank, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Agents and shall not be on behalf of the Bank; and
     (r) at the earliest time after the filing of the Registration Statement that the Bank or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Act) of the Securities, and at the time of signing of the Terms Agreement, the Bank was not an “ineligible issuer” as defined in Rule 405 under the Act.
     2. Representations and Warranties of the Agents. Each Agent also represents, and warrants to, and agrees with, the Bank, that:
     (a) it will comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells Securities or possesses or distributes the Preliminary Prospectus or the Prospectus or any other offering material and will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of Securities under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales; and
     (b) it will not offer or sell any Securities acquired pursuant to this Agreement or any Terms Agreement, directly or indirectly, in Canada or to any resident of Canada without the consent of the Bank, and further agrees that it will include a comparable provision in any sub-underwriting, banking group or selling group agreement or similar arrangement with respect to any Securities that may be entered into by such Agent.

     (c) (i) it has not made and will not make an offer of Securities to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (the “FSMA”) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the Bank of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the Bank; and (iii) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the Securities in, from or otherwise involving the United Kingdom;
     (d) in relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Securities to the public in that Relevant Member State at any time:
     (i) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
     (ii) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or
     (iii) in any other circumstances which do not require the publication by the Bank of a prospectus pursuant to Article 3 of the Prospectus Directive;
     (e) the Securities have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit, of any resident of Japan, or to, or for the account or benefit, of any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit, of any resident of Japan except (A) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and (B) in compliance with the other relevant laws and regulations of Japan; each agrees to provide any necessary information on Securities denominated or payable in Yen to the Bank (which shall not include the names of clients) so that the Bank may make any required reports to the Ministry of Finance through its designated agent;
     (f) the Securities may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the Securities may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder;
     (g) (i) neither the prospectus supplement nor any accompanying prospectus has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, any prospectus supplement or any accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Securities may not be circulated or distributed, nor may the Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (A) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (B) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (C) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA; and (ii) where the Securities are purchased under Section 275 by a relevant person which is: (A) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (B) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (A) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (B) where no consideration is given for the transfer; or (C) by operation of law; and
     (h) the issue of any Securities denominated in Swiss francs or carrying a Swiss franc-related element will be effected in compliance with the relevant regulations of the Swiss National Bank, which currently require that such issues have a maturity of more than one year, to be effected through a bank domiciled in Switzerland that is regulated under the Swiss Federal Law on Banks and Savings Banks of 1934 (as amended) (which includes a branch or subsidiary located in Switzerland of a foreign bank) or through a securities dealer which has been licensed as a securities dealer under the Swiss Federal Law on Stock Exchanges and Securities Trading of 1995 (except for issues of Securities denominated in Swiss francs on a syndicated basis, where only the lead manager need be a bank domiciled in Switzerland); the relevant agent agrees to report certain details of the relevant transaction to the Swiss National Bank no later than the time of delivery of the Securities.
     With regard to each Security, the relevant purchaser will be required to comply with those restrictions that the Bank and the relevant purchaser shall agree and as shall be set out in the relevant Pricing Supplement.
     For the purposes of this provision, the expression an “offer of Securities to the public” in relation to any Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Securities to be offered so as to enable an investor to decide to purchase or subscribe the Securities, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.
     3. Appointment as Agents.
     (a) On the basis of the representations and warranties herein contained, and subject to the terms and conditions herein set forth, each of the Agents hereby severally and not jointly agrees, upon receipt of instructions from the Bank, to act as agent of the Bank and to use its reasonable efforts to solicit and receive offers to purchase a particular Security or Securities from the Bank upon the terms and conditions set forth in the Time of Sale Information and the Prospectus as amended or supplemented from time to time. Each Agent shall solicit offers to purchase only Securities having such terms, and shall solicit such offers only during such periods, as the Bank shall instruct such Agent. The appointment of the Agents hereunder is not exclusive and the Bank may from time to time offer Securities for sale otherwise than to or through an Agent. It is understood that if from time to time the Bank is approached by a prospective agent offering to solicit a specific purchase of Securities, the Bank may enter into an agreement with such agent with respect to such specific purchase upon such terms as the Bank and such agent may agree. These provisions shall not limit Section 5(f) hereof or any similar provision included in any Terms Agreement.
     Procedural details relating to the issue and delivery of Securities, the solicitation of offers to purchase Securities and the payment in each case therefor shall be as set forth in the Administrative Procedures Memorandum attached hereto as Annex II as it may be amended from time to time by written agreement between the Agents and the Bank (the “Administrative Procedure”). The provisions of the Administrative Procedure (except as otherwise stated in an applicable Terms Agreement) shall apply to all transactions contemplated hereunder. Each Agent and the Bank agree to perform the respective duties and obligations specifically provided to be performed by each of them in the Administrative Procedure. The Bank will furnish to the Trustee a copy of the Administrative Procedure as from time to time in effect.
     The Bank reserves the right, in its sole discretion, at any time when the Bank has instructed any Agent to solicit offers to purchase the Securities, to instruct such Agent to suspend, for any period of time or permanently, the solicitation of offers to purchase the

Securities. As soon as practicable, but in any event not later than one business day in New York City, after receipt of notice from the Bank, such Agent will suspend solicitation of offers to purchase Securities from the Bank until such time as the Bank has instructed such Agent to resume such solicitation. During such period, the Bank shall not be required to comply with the provisions of Sections 5(h), 5(i), 5(j), 5(k) and 5(l) with regard to such Agent. Upon advising such Agent that such solicitation may be resumed, however, the Bank shall simultaneously provide the documents (if any) required to be delivered by Sections 5(h), 5(i), 5(j), 5(k) and 5(l), and such Agent shall have no obligation to solicit offers to purchase the Securities until such documents have been received by such Agent. In addition, any failure by the Bank to comply with its obligations hereunder, including its obligations to deliver the documents required by Sections 5(h), 5(i), 5(j), 5(k) and 5(l), with regard to any Agent shall automatically terminate such Agent’s obligations hereunder, including its obligations to solicit offers to purchase the Securities hereunder as agent or to purchase Securities hereunder as principal.
     The Bank agrees to pay each Agent a commission, at the time of settlement of any sale of a Security by the Bank as a result of a solicitation made by such Agent, in an amount equal to between 0.0% and 1.0% of the principal amount of such Security sold, depending upon the stated maturity of such Security, or in such other amount as may be agreed between the Agent and the Bank and as set forth in the Prospectus as amended and supplemented under the caption “Supplemental Plan of Distribution” .
     (b) Each sale of Securities by the Bank to any Agent as principal shall be made in accordance with the terms of this Agreement and (unless the Bank and such Agent shall otherwise agree) a Terms Agreement which will provide for the sale of such Securities by the Bank to, and the purchase thereof by, such Agent; such Terms Agreement may also specify certain provisions relating to the reoffering of such Securities by such Agent; the commitment of any Agent to purchase Securities as principal, whether pursuant to any Terms Agreement or otherwise, shall be deemed to have been made on the basis of the representations and warranties of the Bank herein contained and shall be subject to the terms and conditions herein set forth; each Terms Agreement shall specify the principal amount of Securities to be purchased by any Agent pursuant thereto, the price to be paid to the Bank for such Securities, any provisions relating to rights of, and default by, underwriters acting together with such Agent in the reoffering of the Securities and the time and date and place of delivery of and payment for such Securities; such Terms Agreement shall also specify any requirements for opinions of counsel, accountants’ letters and officers’ certificates pursuant to Section 5 hereof and such Terms Agreement may also include such other provisions (including provisions that modify this Agreement insofar as it sets forth the agreement between the Bank and such Agent) as the Bank and such Agent may agree upon. Unless otherwise specified in a Terms Agreement, each Agent proposes to offer Securities purchased by it as principal from the Bank for sale at prevailing market prices or prices related thereto at the time of sale, which may be equal to, greater than or less than the price at which such Securities are purchased by such Agent from the Bank.
     For each sale of Securities by the Bank to an Agent as principal that is not made pursuant to a Terms Agreement, the Bank agrees to pay such Agent a commission (or grant an equivalent discount) as provided in Section 3(a) hereof and in accordance with the schedule set forth therein (or in such amount as may be agreed between such Agent and the Bank).
     Each time and date of delivery of and payment for Securities to be purchased from the Bank by an Agent as principal, whether set forth in a Terms Agreement or in accordance with the Administrative Procedure, is referred to herein as a “Time of Delivery”.
     (c) Each Agent agrees, with respect to any Security denominated in a currency other than U.S. dollars, and whether acting as agent, as principal under any Terms Agreement or otherwise (including, in the case of RBC Capital Markets Corporation or RBC Dain Rauscher Inc., in any Secondary Market Transaction), not to solicit offers to purchase or otherwise offer, sell or deliver such Security, directly or indirectly, in, or to residents of, the country issuing such currency, except as permitted by applicable law.
     4. Commencement Date. The documents required to be delivered pursuant to Section 8 hereof on the Commencement Date (as defined below) shall be delivered to the Agents at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004, at 10:00 a.m., New York City time, on the date of this Agreement, which date and time of such delivery may be postponed by agreement between the Agents and the Bank but in no event shall be later than the day prior to the date on which solicitation of offers to purchase Securities is commenced or on which any Terms Agreement is executed (such time and date being referred to herein as the “Commencement Date”).
     5. Certain Agreements of the Bank. The Bank agrees with each Agent:
     (a) (i) that the Bank will file the Program Prospectus, the Preliminary Prospectus and the Prospectus, each as amended and supplemented in a form approved by the Agents, with the Commission within the time periods specified by the Act, will file any Issuer Free Writing Prospectus to the extent required by Rule 433 under the Act and will file promptly all reports and other information required to be filed by the Bank with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the Prospectus and for so long as the delivery of a prospectus (or, in lieu thereof, the notice referred to in Rule 173(a) under the Act) is required in connection with the offering or sale of the Securities;
     (ii) to make no amendment or supplement to the Registration Statement, the Basic Prospectus, the Program Prospectus, the Time of Sale Information or the Prospectus (A) prior to the Commencement Date which shall be disapproved by any Agent promptly after reasonable notice thereof, (B) except as required by law, after the date of any Terms Agreement or other agreement by an Agent to purchase Securities as principal and prior to the related Time of Delivery if such amendment or supplement is reasonably objected to by any Agent party to such Terms Agreement or so purchasing as principal promptly after reasonable notice thereof or (C) during the period beginning on the Commencement Date and continuing for as long as may be required under applicable law, in the reasonable judgment of RBC Capital Markets Corporation after consultation with the Bank, in order to offer and sell any Securities in Secondary Market Transactions as contemplated by the Prospectus (the “Secondary Transactions Period”), which shall be disapproved by RBC Capital Markets Corporation promptly after reasonable notice thereof;
     (iii) that before preparing, using, authorizing, approving, referring to or filing any Issuer Free Writing Prospectus, the Bank will furnish to the Agents and counsel for the Agents a copy of the proposed Issuer Free Writing Prospectus for review and will not prepare, use, authorize, approve, refer to or file any such Issuer Free Writing Prospectus to which the Agents reasonably object;
     (iv) to prepare, with respect to any Securities to be sold through or to such Agent pursuant to this Agreement, a Pricing Supplement with respect to such Securities in a form previously approved by such Agent and to file such Pricing Supplement (or components thereof, as the case may be) with the Commission within such time as may be required by the Act;
     (v) to file promptly with the Commission, all reports required to be filed by the Bank with the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, for so long as the delivery of a prospectus is required in connection with the offering or sale of the Securities (including, in the case of RBC Capital Markets Corporation or RBC Dain Rauscher Inc., in any Secondary Market Transactions during the Secondary Transactions Period), and during such same period to advise the Agents (with confirmation in writing), promptly after it receives notice thereof, of (a) the time when any amendment to the Registration Statement, the Preliminary Prospectus or the Prospectus has been filed or becomes effective or any supplement to the Preliminary Prospectus, the Prospectus or any amendment thereof, or of any Issuer Free Writing Prospectus, has been filed with the Commission, of (b) the issuance by the Commission of any stop order or of any order preventing or suspending the effectiveness or the use of any prospectus relating to the Securities or the initiation or threatening of any proceeding for that purpose or pursuant to Section 8A of the Act, of (c) the suspension of the qualification of the Securities for offering or sale in any jurisdiction, of (d) the initiation or threatening of any proceeding for any such purpose, of (e) any request by the Commission for the amending or supplementing of the Registration Statement, the Preliminary Prospectus or the Prospectus or for additional information relating to the Securities, the Registration Statement, the Preliminary Prospectus or the Prospectus or the receipt of any comments from the Commission relating to the Registration Statement or any other request by the Commission for any additional information, or (f) of the occurrence of any event within six months after the time of issue of the Prospectus as amended or supplemented in connection with the offering or sale of the Securities (including Securities purchased from the Bank by an Agent as principal and including, in the case of RBC Capital Markets Corporation or RBC Dain Rauscher Inc., in any Secondary Market Transactions during the Secondary Transactions Period) as a result of which the Prospectus, the Time of Sale Information or any Issuer Free Writing Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances existing when the Prospectus, the Time of Sale Information or any Issuer Free Writing Prospectus is delivered to a purchaser, not misleading; and
     (vi) in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any Preliminary Prospectus or Prospectus relating to the Securities or suspending any such qualification (or if any such action is known to be pending), to use promptly its best efforts to obtain its withdrawal (or prevent its issuance).
     (b) from time to time to take such action as such Agent may reasonably request to qualify the Securities for offering and sale under the securities laws of such states of the United States of America as such Agent may reasonably request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the distribution of the Securities (including, in the case of RBC Capital Markets Corporation or RBC Dain Rauscher Inc., in any Secondary Market Transactions during the Secondary Transactions Period), provided that in connection therewith the Bank shall not be required to file a prospectus or equivalent document or to qualify as a foreign corporation or to subject itself to taxation as doing business or to file a general consent to service of process in any jurisdiction;
     (c) (i) during the Prospectus Delivery Period (as defined below), to furnish such Agent with copies of the Prospectus as amended or supplemented (other than any Pricing Supplement (except as provided in the Administrative Procedures)) and of each Issuer Free Writing Prospectus in such quantities as such Agent may reasonably request; as used herein, the term “Prospectus Delivery Period” means such period of time after the first date of the public offering of the Securities as in the opinion of counsel for the Agents a prospectus relating to the Securities is required by law to be delivered (or required to be delivered but for Rule 172 under the Act) in connection with sales of the Securities by any Agent or dealer;
     (ii) (A) if the delivery of a Prospectus is required at any time prior to six months after the time of issue of the Prospectus as amended or supplemented in connection with the offering or sale of the Securities (including Securities purchased from the Bank by such Agent as principal and including, in the case of RBC Capital Markets Corporation or RBC Dain Rauscher Inc., in any Secondary Market Transactions during the Secondary Transactions Period), and if at such time any event shall have occurred as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus is delivered, not misleading, or, if for any other reason it shall be necessary during such same period to amend or supplement the Prospectus or to file under the Exchange Act any document incorporated by reference in the Prospectus in order to comply with Québec securities laws, the Act, the Exchange Act or, if applicable, the Trust Indenture Act, to notify such Agent and request such Agent, in its capacity as agent of the Bank, to suspend solicitation of offers to purchase Securities from the Bank (and, if so notified, such Agent shall cease such solicitations as soon as practicable, but in any event not later than one business day in New York City later); and if the Bank shall decide to amend or supplement the Registration Statement or the Prospectus as then amended or supplemented, or to file under the Exchange Act any document incorporated by reference in the Prospectus in order to comply with the Act, the Exchange Act or, if applicable, the Trust Indenture Act, to so advise such Agent promptly by telephone (with confirmation in writing) and to prepare and cause to be filed promptly with the Commission an amendment or supplement to the Registration Statement or the Prospectus as then amended or supplemented that will correct such statement or omission or effect such compliance, provided, however, that if the Bank sells Securities to one or more Agents as principal pursuant to a Terms Agreement, the Bank shall be required to amend or supplement the Registration Statement or the Prospectus as then amended or supplemented, or to file under the Exchange Act any document incorporated by reference in the Prospectus in order to comply with the Act, the Exchange Act or, if applicable, the Trust Indenture Act and (B) if at any time prior to the Time of Delivery or Closing Date (i) any event shall occur or condition shall exist as a result of which the Time of Sale Information as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances, not misleading or (ii) it is necessary to amend or supplement the Time of Sale Information to comply with law, the Bank will immediately notify the Agents thereof and forthwith prepare and, subject to paragraph (a) above, file with the Commission (to the extent required) and furnish to the Agents and to such dealers as the Agents may designate, such amendments or supplements to the Time of Sale Information as may be necessary so that the statements in the Time of Sale Information as so amended or supplemented will not, in the light of the circumstances, be misleading or so that the Time of Sale Information will comply with law;
     (iii) notwithstanding paragraph (ii) above, if during the period specified in such paragraph such Agent continues to own Securities purchased from the Bank by such Agent as principal or such Agent is otherwise required to deliver a prospectus in respect of transactions in the Securities (including, in the case of RBC Capital Markets Corporation or RBC Dain Rauscher Inc., in any Secondary Market Transactions during the Secondary Transactions Period), to promptly prepare and file with the Commission such an amendment or supplement and furnish without charge to such Agent as many copies as it may from time to time during such period reasonably request of such amendment or supplement; provided, however, that the Bank may elect, upon notice to RBC Capital Markets Corporation and RBC Dain Rauscher Inc., not to comply with this paragraph (iii) with respect to any Secondary Market Transaction, but only for a period or periods that the Bank reasonably determines are necessary in order to avoid premature disclosure of material, non-public information, unless, notwithstanding such election, such disclosure would otherwise be required under this Agreement; and provided, further, that no such period or periods described in the preceding proviso shall exceed 90 days in the aggregate during any period of 12 consecutive calendar months. Upon receipt of any such notice, RBC Capital Markets Corporation and RBC Dain Rauscher Inc. shall cease using the Prospectus or any amendment or supplement thereto in connection with Secondary Market Transactions until it receives notice from the Bank that it may resume using such document (or such document as it may be amended or supplemented);
     (d) the Bank will make generally available to its security holders and the Agents as soon as practicable an earning statement that satisfies the provisions of Section 11(a) of the Act and Rule 158 of the Commission promulgated thereunder covering a period of at least twelve months beginning with the first fiscal quarter of the Bank occurring after the “effective date” (as defined in Rule 158) of the Registration Statement;
     (e) so long as any Securities are outstanding, to furnish to such Agent copies of all reports or other communications (financial or other) furnished to stockholders generally, and to deliver to such Agent (i) as soon as they are available, copies of any reports and financial statements furnished to or filed with the Commission or any national securities exchange on which any class of securities of the Bank is listed; and (ii) such additional information concerning the business and financial condition of the Bank as such Agent may from time to time reasonably request (such financial statements to be on a consolidated basis to the extent the accounts of the Bank and its subsidiaries are consolidated in reports furnished to its stockholders generally or to the Commission);
     (f) that, if required pursuant to the terms of a Terms Agreement, from the date of such Terms Agreement with such Agent or other agreement by such Agent to purchase Securities as principal and continuing to and including the later of (i) the termination of the trading restrictions for the Securities purchased thereunder, as notified to the Bank by such Agent, and (ii) the related Time of Delivery, the Bank will not, without the prior written consent of such Agent, offer, sell, contract to sell or otherwise dispose of any debt securities of the Bank which are substantially similar to the Securities except pursuant to this Agreement or any Terms Agreement, or except in an offering of Securities that are not and are not required to be registered under the Act or except in connection with a firm commitment underwriting pursuant to an underwriting agreement that does not provide for a continuous offering of medium-term debt securities (other than in Secondary Market Transactions);
     (g) that each acceptance by the Bank of an offer to purchase Securities hereunder (including any purchase from the Bank by such Agent as principal not pursuant to a Terms Agreement), and each execution and delivery by the Bank of a Terms Agreement with such Agent, shall be deemed to be an affirmation to such Agent that the representations and warranties of the Bank contained in or made pursuant to this Agreement are true and correct as of the date of such acceptance or of such Terms Agreement, as the case may be, as though made at and as of such date, and an undertaking that such representations and warranties will be true and correct as of the settlement date for the Securities relating to such acceptance or as of the Time of Sale or the Time of Delivery relating to such sale, as the case may be, as though made at and as of such date (except that such representations and warranties shall be deemed to relate to the Registration Statement, the Prospectus and the Time of Sale Information as amended and supplemented relating to such Securities);
     (h) that reasonably in advance of each time an annual report on Form 40-F of the Bank, or any amendment thereto, is filed with the Commission and each time the Bank sells Securities to such Agent as principal pursuant to a Terms Agreement and such Terms Agreement specifies the delivery of an opinion or opinions by Davis Polk & Wardwell as a condition to the purchase of Securities pursuant to such Terms Agreement, the Bank shall furnish to such counsel such papers and information as they may reasonably request to enable them to furnish to such Agent the opinion or opinions referred to in Section 8(d) hereof;
     (i) that reasonably promptly after each time an annual report on Form 40-F of the Bank, or any amendment thereto, is filed with the Commission and each time the Bank sells Securities to such Agent as principal pursuant to a Terms Agreement and such Terms Agreement specifies the delivery of a written opinion under this Section 5(i) as a condition to the purchase of Securities pursuant to such Terms Agreement, the Bank shall cause Ogilvy Renault LLP, Canadian counsel for the Bank, to furnish such Agent a written opinion, dated the date of such amendment, supplement or incorporation or the Time of Delivery relating to such sale, as the case may be, in form satisfactory to such Agent, to the effect that such Agent may rely on the opinion of such counsel referred to in Section 8(b) hereof which was last furnished to such Agent to the same extent as though it were dated the date of such letter authorizing reliance (except that the statements in such last opinion shall be deemed to relate to the Registration Statement, the Prospectus and the Time of Sale Information as amended and supplemented to such date) or, in lieu of such opinion, an opinion of the same tenor as the opinion of such counsel referred to in Section 8(b) hereof but modified to relate to the Registration Statement, the Prospectus and the Time of Sale Information as amended and supplemented to such date;
     (j) that reasonably promptly after each time an annual report on Form 40-F of the Bank, or any amendment thereto, is filed with the Commission and each time the Bank sells Securities to such Agent as principal pursuant to a Terms Agreement and such Terms Agreement specifies the delivery of a written opinion under this Section 5(j) as a condition to the purchase of Securities pursuant to such Terms Agreement, the Bank shall cause Sullivan & Cromwell LLP, United States counsel for the Bank, to furnish such Agent a written opinion, dated the date of such amendment, supplement or incorporation or the Time of Delivery relating to such sale, as the case may be, in form satisfactory to such Agent, to the effect that such Agent may rely on the opinion of such counsel referred to in Section 8(c) hereof which was last furnished to such Agent to the same extent as though it were dated the date of such letter authorizing reliance (except that the statements in such last opinion shall be deemed to relate to the Registration Statement, the Prospectus and the Time of Sale Information as amended and supplemented to such date) or, in lieu of such opinion, an opinion of the same tenor as the opinion of such counsel referred to in Section 8(c) hereof but modified to relate to the Registration Statement, the Prospectus and the Time of Sale Information as amended and supplemented to such date;
     (k) that reasonably promptly after each time an annual report on Form 40-F of the Bank, or any amendment thereto, is filed with the Commission and each time the Bank sells Securities to such Agent as principal pursuant to a Terms Agreement and such Terms Agreement specifies the delivery of a letter under this Section 5(k) as a condition to the purchase of Securities pursuant to such Terms Agreement, the Bank shall cause the Auditors to furnish such Agent a letter, dated the date of such amendment, supplement or incorporation or the Time of Delivery relating to such sale, as the case may be, in form satisfactory to such Agent, of the same tenor as the letter referred to in Section 8(e) hereof but modified to relate to the Registration Statement, the Prospectus and the Time of Sale Information as amended or supplemented to the date of such letter; provided, however, that, with respect to any financial information or other matter, such letter may reconfirm as true and correct at such date as though made at and as of such date, rather than repeat, statements with respect to such financial information or other matter made in the letter referred to in Section 8(e) hereof which was last furnished to such Agent;
     (l) that reasonably promptly after each time an annual report on Form 40-F of the Bank, or any amendment thereto, is filed with the Commission and each time the Bank sells Securities to such Agent as principal and the applicable Terms Agreement specifies the delivery of a certificate under this Section 5(l) as a condition to the purchase of Securities pursuant to such Terms Agreement, the Bank shall furnish or cause to be furnished forthwith to such Agent a certificate signed by an executive officer of the Bank, dated the date of such supplement, amendment or incorporation or the Time of Delivery relating to such sale, as the case may be, to the effect that the statements contained in the certificate referred to in Section 8(g) hereof which was last furnished to such Agent are true and correct at such date as though made at and as of such date (except that such statements shall be deemed to relate to the Registration Statement, the Prospectus and the Time of Sale Information as amended and supplemented to such date), or, in lieu of such certificate, a certificate of the same tenor as the certificates referred to in said Section 8(g) but modified to relate to the Registration Statement, the Prospectus and the Time of Sale Information as amended and supplemented to such date; and
     (m) to offer to any person who has agreed to purchase Securities from the Bank as the result of an offer to purchase solicited by such Agent the right to refuse to purchase and pay for such Securities if, on the related settlement date fixed pursuant to the Administrative Procedure, any condition set forth in Section 8(a) or 8(f) hereof shall not have been satisfied (it being understood that the judgment of such person with respect to the impracticability of such purchase of Securities shall be substituted, for purposes of this Section 5(m), for the respective judgments of an Agent with respect to certain matters referred to in Sections 8(a)(iii) or 8(f) and hereof, and that such Agent shall have no duty or obligation whatsoever to exercise the judgment permitted under such Sections 8(a)(iii) and 8(f) on behalf of any such person).

     6. Certain Agreements of the Agents. Each Agent hereby represents and agrees that
     (a) it has not and will not use, authorize use of, refer to, or participate in the planning for use of, any “free writing prospectus”, as defined in Rule 405 under the Act (which term includes use of any written information furnished to the Commission by the Bank and not incorporated by reference into the Registration Statement and any press release issued by the Bank) other than (i) a free writing prospectus that contains no “issuer information” (as defined in Rule 433(h)(2) under the Act) that was not included (including through incorporation by reference) in the Preliminary Prospectus or a previously filed Issuer Free Writing Prospectus, (ii) any Issuer Free Writing Prospectus listed on Schedule II to the Terms Agreement or other agreement in respect of a specific offering of Securities in the form of Schedule II to the Terms Agreement or prepared pursuant to Section 5(a) above or (iii) any free writing prospectus prepared by an Agent and approved by the Bank in advance in writing (each such free writing prospectus referred to in clauses (i) or (iii), an “Agent Free Writing Prospectus”);
     (b) it has not and will not distribute any Agent Free Writing Prospectus referred to in clause (a)(i) in a manner reasonably designed to lead to its broad unrestricted dissemination;
     (c) it has not and will not, without the prior written consent of the Bank, use any free writing prospectus that contains the final terms of the Securities unless such terms have previously been included in a free writing prospectus filed with the Commission; provided that Agents may use a term sheet substantially in the form of Schedule III to the Terms Agreement, and a Bloomberg term sheet that contains some or all of the information in Schedule III to the Terms Agreement, without the consent of the Bank; provided further that any Agent using such agreed term sheet shall notify the Bank, and provide a copy of such term sheet to the Bank, prior to, or substantially concurrently with, the first use of such term sheet;
     (d) it will, pursuant to reasonable procedures developed in good faith, retain copies of each free writing prospectus used or referred to by it, in accordance with Rule 433 under the Act; and
     (e) it is not subject to any pending proceeding under Section 8A of the Act with respect to the offering (and will promptly notify the Bank if any such proceeding against it is initiated during the Prospectus Delivery Period).
     7. Payment of Certain Expenses. The Bank covenants and agrees with each Agent that the Bank will pay or cause to be paid the following: (i) the fees, disbursements and expenses of the Bank’s counsel and accountants in connection with the registration of the Securities under the Act and all other expenses in connection with the preparation, printing and filing of the Registration Statement, the Program Prospectus, any Preliminary Prospectus, the Prospectus, any Pricing Supplements, any Issuer Free Writing Prospectus, any Time of Sale Information and all other amendments and supplements thereto and the mailing and delivering of copies thereof to such Agent; (ii) the cost of printing or producing this Agreement, any Terms Agreement, any Indenture, any blue sky memorandum, closing documents (including any compilations thereof) and any other documents in connection with the offering, purchase, sale and delivery of the Securities; (iii) all expenses in connection with the qualification of the Securities for offering and sale under state securities laws as provided in Section 5(b) hereof, including the fees and disbursements of counsel for the Agents in connection with such qualification and in connection with the Blue Sky Memorandum; (iv) any fees charged by securities rating services for rating the Securities; (v) any filing fees incident to, and the fees and disbursements of counsel for the Agents in connection with, any required review by the National Association of Securities Dealers, Inc. of the terms of the sale of the Securities; (vi) the cost of preparing the Securities; (vii) the fees and expenses of the Trustee and any agent of the Trustee and any transfer or paying agent of the Bank and the fees and disbursements of counsel for the Trustee or such agent in connection with the Indenture and the Securities; and (viii) all other costs and expenses incident to the performance of its obligations hereunder which are not otherwise specifically provided for in this Section. It is understood, however, that, except as provided in this Section, and Section 8 hereof, the Agents will pay all of their own costs and expenses, including the fees of their counsel, transfer taxes on resale of any of the Securities by them, and any advertising expenses connected with any offers they may make; provided, however, that the reasonable fees and disbursements of the Agents’ counsel for the establishment of this Series shall be paid by the Bank.
     8. Conditions to the Obligations of the Agents. The obligation of any Agent, as agent of the Bank, at any time (“Solicitation Time”) to solicit offers to purchase the Securities from the Bank and the obligation of any Agent to purchase Securities from the Bank as principal, pursuant to any Terms Agreement or otherwise, shall in each case be subject, in such Agent’s discretion, to the condition that all representations and warranties and other statements of the Bank herein (and, in the case of an obligation of an Agent under a Terms Agreement, in or incorporated by reference in such Terms Agreement) are true and correct at and as of the Commencement Date and any applicable date referred to in Section 5(l) hereof that is prior to such Solicitation Time or Time of Delivery, as the case may be, and at and as of such Solicitation Time or at and as of both such Time of Delivery and Time of Agent Purchase, as the case may be (“Time of Agent Purchase” shall mean, with respect to any obligation of an Agent to purchase Securities as principal, the time when the related Terms Agreement becomes effective or if there is no Terms Agreement, the time when the Agent otherwise becomes committed to purchase the Securities); the condition that prior to such Solicitation Time or Time of Delivery, as the case may be, the Bank shall have performed all of its obligations hereunder and under any applicable Terms Agreement theretofore to be performed; and the following additional conditions:
     (a) (i) the Registration Statement (or if a post-effective amendment thereto is required to be filed under the Act, such post-effective amendment) shall have become effective; no stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for such purpose or pursuant to Section 8A under the Act shall be pending before or threatened by the Commission; the Preliminary Prospectus, the Prospectus and each Issuer Free Writing Prospectus shall have been timely filed with the Commission under the Act (in the case of an Issuer Free Writing Prospectus, to the extent required by Rule 433 under the Act) and in accordance with Section 5(a) hereof; and all requests by the Commission for additional information shall have been complied with to the reasonable satisfaction of the Agents; (ii) there shall not have occurred any downgrading in the rating accorded any debt securities of the Bank by Standard & Poor’s

Ratings Group or Moody’s Investors Service, Inc., or any public announcement by either such organization of an intended or potential downgrading; and (iii) there shall have been no material adverse change in the financial condition, earnings, business or operations of the Bank and its subsidiaries, taken as a whole, from that set forth in the Registration Statement, the Time of Sale Information (excluding any amendment or supplement thereto) and the Prospectus (exclusive of any amendments or supplements thereto prior to the Solicitation Time or Time of Delivery, as the case may be), which, in the judgment of such Agent, makes it impracticable to proceed with the solicitation by such Agent of offers to purchase Securities from the Bank or the purchase by such Agent of Securities from the Bank as principal, as the case may be, on the terms and in the manner contemplated in the Terms Agreement, Registration Statement, the Time of Sale Information and the Prospectus as first amended or supplemented relating to the Securities to be delivered at the relevant Time of Delivery.
     (b) Ogilvy Renault LLP, Canadian counsel for the Bank, shall have furnished to such Agent their written opinions, dated the Commencement Date and each applicable date referred to in Section 5(i) hereof that is on or prior to such Solicitation Time or Time of Delivery, as the case may be, subject to such exceptions and qualifications as would be customary, to the effect that:
     (i) [to be delivered on a Time of Delivery – the Bank validly exists as a Schedule I bank under the Bank Act (Canada) and has the corporate power to create, issue and sell the Securities] [to be delivered on other dates – the Bank validly exists as a Schedule I bank under the Bank Act (Canada) and has the corporate power to create the Series and to create, issue and sell the Securities];
     (ii) [to be delivered on a Time of Delivery — the issue, sale and delivery of the Securities have been duly authorized by the Bank and all necessary corporate action has been taken by the Bank to validly issue the Securities][to be delivered on other dates — the creation of the Series has been duly authorized by the Bank and when the terms of particular Securities and the issuance and sale of such Securities have been duly authorized by all necessary corporate action in conformity with the Indenture, and when such Securities have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment in accordance with this Agreement and any applicable Terms Agreement, such Securities will be validly issued];
     (iii) [to be delivered on a Time of Delivery — this Agreement and any applicable Terms Agreement have been duly authorized, executed and, to the extent delivery is a matter governed by the laws of the Province of Québec or Ontario and the federal laws of Canada applicable therein, delivered by the Bank][to be delivered on other dates – this Agreement has been duly authorized, executed and, to the extent delivery is a matter governed by the laws of the Province of Québec or Ontario and the federal laws of Canada applicable therein, delivered by the Bank];

     (iv) the Indenture has been duly authorized, executed and, to the extent delivery is a matter governed by the laws of the Province of Québec or Ontario and the federal laws of Canada applicable therein, delivered by the Bank and, with respect to the provisions thereof governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein, constitutes a legal, valid and binding obligation of the Bank enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights, to general equity principles and to limitations under the Currency Act (Canada);
     (v) [to be delivered on a Time of Delivery — the execution and delivery by the Bank of, and the performance by the Bank of its obligations under this Agreement, any applicable Terms Agreement, the Indenture and the Securities do not contravene any existing provision of applicable law or result in a breach (whether after notice or lapse of time or both) of any of the terms, conditions or provisions of the Bank Act (Canada) or the by-laws of the Bank][to be delivered on other dates — the execution and delivery by the Bank of, and the performance by the Bank of its obligations under this Agreement and the Indenture do not contravene any existing provision of applicable law or result in a breach (whether after notice or lapse of time or both) of any of the terms, conditions or provisions of the Bank Act (Canada) or the by-laws of the Bank];
     (vi) [to be delivered on a Time of Delivery — no registration, filing or recording of the Indenture under the laws of the Province of Québec or Ontario and the federal laws of Canada applicable therein is necessary in order to preserve or protect the validity or enforceability of the Indenture or the Securities][to be delivered on other dates — no registration, filing or recording of the Indenture under the laws of the Provinces of Québec or Ontario and the federal laws of Canada applicable therein is necessary in order to preserve or protect the validity or enforceability of the Indenture];
     (vii) [to be delivered on a Time of Delivery — no consent, approval or authorization of, or registration, recordation or filing with, any governmental body or agency in Canada is required on the part of the Bank pursuant to the laws of the Province of Québec and the federal laws of Canada applicable therein for the issuance and sale by the Bank of the Securities to such Agent pursuant to this Agreement, any applicable Terms Agreement and the Indenture, except such as have been obtained under the Bank Act (Canada) and the Québec securities laws];
     (viii) [to be delivered on a Time of Delivery — there are no documents required to be filed with the Autorité des marchés financiers (the “AMF”) in connection with the Prospectus, any Pricing Supplement or any amendment or supplement thereto or any Preliminary Prospectus that have not been filed as required][to be delivered on other dates — there are no documents required to be filed with the Autorité des marchés financiers (the “AMF”) in connection with the

Registration Statement or the Prospectus that have not been filed as required except for the notice required to be filed by the Bank pursuant to section 12 of the Securities Act (Québec) if any subordinated debt is offered pursuant to the Basic Prospectus];
     (ix) the statements in the Prospectus under the caption “Tax Consequences—Canadian Taxation,” insofar as such statements constitute a summary of the Canadian tax laws referred to therein, are accurate and fairly summarize in all material respects the Canadian tax laws referred to therein;
     (x) the Canadian disclosure documents that are incorporated by reference in the Registration Statement (except for the financial statements and other financial and statistical data included therein or omitted therefrom, as to which such counsel express no opinion), when they were filed with the AMF under Québec securities laws, appear on their face to have been appropriately responsive in all material respects to the requirements of Québec securities laws as interpreted and applied by the AMF;
     (xi) [to be delivered on a Time of Delivery — a court of competent jurisdiction in the Province of Ontario (an “Ontario Court”) would give effect to the choice of the law of the State of New York (“New York Law”) as the proper law governing the Indenture (to the extent the Indenture is governed by New York Law), the Securities, this Agreement and any applicable Terms Agreement, provided that such choice of law is bona fide (in the sense that it was not made with a view to avoiding the consequences of the laws of any other jurisdiction) and provided that such choice of law is not contrary to public policy (“Public Policy”), as that term is understood under the laws in the Province of Ontario and the federal laws of Canada applicable therein (“Ontario Law”)][to be delivered on other dates — a court of competent jurisdiction in the Province of Ontario (an “Ontario Court”) would give effect to the choice of the law of the State of New York (“New York Law”) as the proper law governing the Indenture (to the extent the Indenture is governed by New York Law) and this Agreement, provided that such choice of law is bona fide (in the sense that it was not made with a view to avoiding the consequences of the laws of any other jurisdiction) and provided that such choice of law is not contrary to public policy (“Public Policy”), as that term is understood under the laws of the Province of Ontario and the federal laws of Canada applicable therein (“Ontario Law”)];
     (xii) [to be delivered on a Time of Delivery — in an action on a final and conclusive judgment in personam of any state or federal court sitting in The City of New York, New York (a “New York Court”) that is not impeachable as void or voidable under New York Law, an Ontario Court would recognize the validity of the appointment by the Bank of National Corporate Research, Ltd. as its agent for service in the United States of America under the Indenture, the Securities, this Agreement and any applicable Terms Agreement and to the provisions in the

Indenture, the Securities, this Agreement and any applicable Terms Agreement whereby the Bank has submitted to the jurisdiction of a New York Court][to be delivered on other dates — in an action on a final and conclusive judgment in personam of any state or federal court sitting in The City of New York, New York (a “New York Court”) that is not impeachable as void or voidable under New York Law, an Ontario Court would recognize the validity of the appointment by the Bank of National Corporate Research, Ltd. as its agent for service in the United States of America under the Indenture and this Agreement and give effect to the provisions in the Indenture and this Agreement whereby the Bank has submitted to the jurisdiction of a New York Court];
     (xiii) [to be delivered on a Time of Delivery — if the Indenture (to the extent the Indenture is governed by New York Law), the Securities, this Agreement or any applicable Terms Agreement are sought to be enforced in the Province of Ontario in accordance with the laws applicable thereto as chosen by the parties, namely New York Law, an Ontario Court would, subject to the qualifications set out in paragraph (xi) above, recognize the choice of New York Law, and apply such law, provided that in any such proceeding, and notwithstanding the parties’ choice of law, the Ontario Court (a) will not take judicial notice of the provisions of New York Law but will only apply such provisions if they are pleaded and proven by expert testimony; (b) will apply Ontario Law that under such law would be characterized as procedural and will not apply any New York Law that under Ontario Law would be characterized as procedural; (c) will apply provisions of Ontario Law that have overriding effect; (d) will not apply New York Law if such application would be characterized under Ontario Law as the direct or indirect enforcement of a foreign revenue, expropriatory or penal law or if its application would be contrary to Public Policy; and (e) will not enforce the performance of any obligation that is illegal under the laws of any jurisdiction in which the obligation is to be performed][to be delivered on other dates — if the Indenture (to the extent the Indenture is governed by New York Law) or this Agreement are sought to be enforced in the Province of Ontario in accordance with the laws applicable thereto as chosen by the parties, namely New York Law, an Ontario Court would, subject to the qualifications set out in paragraph (xi) above, recognize the choice of New York Law, and apply such law, provided that in any such proceeding, and notwithstanding the parties’ choice of law, the Ontario Court (a) will not take judicial notice of the provisions of New York Law but will only apply such provisions if they are pleaded and proven by expert testimony; (b) will apply Ontario Law that under such law would be characterized as procedural and will not apply any New York Law that under Ontario Law would be characterized as procedural; (c) will apply provisions of Ontario Law that have overriding effect; (d) will not apply New York Law if such application would be characterized under Ontario Law as the direct or indirect enforcement of a foreign revenue, expropriatory or penal law or if its application would be contrary to Public Policy; and (e) will not enforce the performance of any obligation that is illegal under the laws of any jurisdiction in which the obligation is to be performed];
     (xiv) [to be delivered on a Time of Delivery — an Ontario Court would enforce a final and conclusive judgment in personam of a New York Court that is subsisting and unsatisfied respecting the enforcement of the Indenture, the Securities, this Agreement and any applicable Terms Agreement that is not impeachable as void or voidable under New York Law for a sum certain (the “Foreign Judgment”) provided that (A) the New York Court had jurisdiction over the subject matter and the parties to such agreements as recognized by the Ontario Court and the New York Court (although submission by the Bank to the jurisdiction of the New York Court pursuant to the Indenture, the Securities, this Agreement and any Terms Agreement will be sufficient for this purpose); (B) no new admissible evidence, right or defense relevant to the action accrues or is discovered prior to the rendering of a judgment by the Ontario Court; (C) an action to enforce the Foreign Judgment is commenced in the Ontario Court within any applicable limitation period; (D) the Ontario Court has discretion to stay or decline to hear an action on the Foreign Judgment if the Foreign Judgment is under appeal, or there is another subsisting judgment in any jurisdiction relating to the same cause of action; and (E) the Ontario Court will render judgment only in Canadian dollars; subject to the following defenses: (i) the Foreign Judgment was obtained by fraud or in a manner contrary to the principles of natural justice; (ii) the Foreign Judgment is for a claim which under Ontario Law would be characterized as based on a foreign revenue, expropriatory or penal law; (iii) the Foreign Judgment is contrary to Public Policy or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to therein; or (iv) the Foreign Judgment has been satisfied or is void or voidable under New York Law][to be delivered on other dates — an Ontario Court would enforce a final and conclusive judgment in personam of a New York Court that is subsisting and unsatisfied respecting the enforcement of the Indenture and this Agreement that is not impeachable as void or voidable under New York Law for a sum certain (the “Foreign Judgment”) provided that (A) the New York Court had jurisdiction over the subject matter and the parties to such agreements as recognized by the Ontario Court and the New York Court (although submission by the Bank to the jurisdiction of the New York Court pursuant to the Indenture and this Agreement will be sufficient for this purpose); (B) no new admissible evidence, right or defense relevant to the action accrues or is discovered prior to the rendering of a judgment by the Ontario Court; (C) an action to enforce the Foreign Judgment is commenced in the Ontario Court within any applicable limitation period; (D) the Ontario Court has discretion to stay or decline to hear an action on the Foreign Judgment if the Foreign Judgment is under appeal, or there is another subsisting judgment in any jurisdiction relating to the same cause of action; and (E) the Ontario Court will render judgment only in Canadian dollars; subject to the following defenses: (i) the Foreign Judgment was obtained by fraud or in a manner contrary to the principles of natural justice; (ii) the Foreign Judgment is for a claim which under Ontario Law would be characterized as based on a foreign revenue, expropriatory or penal law; (iii) the Foreign Judgment is contrary to Public Policy or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to therein; or (iv) the Foreign Judgment has been satisfied or is void or voidable under New York Law; and
     (xv) such counsel’s opinion as summarized in the Prospectus under the heading “Limitations on Enforcement of U.S. Laws Against RBC, our Management and Others” regarding enforceability of U.S. securities laws is true and correct.
     Notwithstanding the foregoing, such letter furnished on the Commencement Date shall refer to the Program Prospectus in place of the Prospectus.
     (c) Sullivan & Cromwell LLP, United States counsel for the Bank, shall have furnished to such Agent their written opinions, dated the Commencement Date and each applicable date referred to in Section 5(j) hereof that is on or prior to such Solicitation Time or Time of Delivery, as the case may be, subject to such exceptions and qualifications as would be customary, to the effect that:
     (i) assuming this Agreement and any applicable Terms Agreement have been duly authorized, executed and delivered by the Bank insofar as the laws of Canada, Québec and Ontario are concerned, this Agreement and any applicable Terms Agreement have been duly executed and delivered by the Bank;
     (ii) all regulatory consents, authorizations, approvals and filings required to be obtained or made by the Bank under the Federal laws of the United States and the laws of the State of New York for the issuance, sale and delivery of the Securities by the Bank to the Agents have been obtained or made;
     (iii) assuming the Indenture has been duly authorized, executed and delivered by the Bank insofar as the laws of Canada, Québec and Ontario are concerned, it has been duly executed and delivered by the Bank and duly qualified under the Trust Indenture Act of 1939, and constitutes a valid and legally binding obligation of the Bank enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles;
     (iv) [to be delivered on a Time of Delivery — assuming the Securities have been duly authorized, executed, issued and delivered by the Bank insofar as the laws of Canada, Québec and Ontario are concerned, they have been duly executed, authenticated, issued and delivered by the Bank, and constitute the valid and legally binding obligations of the Bank enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles;][to be delivered on other dates - assuming the Series has been duly authorized and established by the Bank insofar as the laws of Canada, Québec and Ontario are concerned, the Series has been duly established in conformity with the Indenture, and, when the terms of a particular Security and of its issuance and sale have been duly authorized and established by all necessary corporate action in conformity with the Indenture, and such Security has been duly completed, executed, authenticated and issued in accordance with the Indenture and delivered against payment in accordance with the Distribution Agreement, such Security will constitute a valid and legally binding obligation of the Bank enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles];
     (v) assuming the validity of such action under the laws of Canada, Québec and Ontario, under the laws of the State of New York relating to submission of personal jurisdiction, the Bank has validly and effectively submitted to the personal jurisdiction of any state or Federal court in The City of New York, State of New York and has validly appointed National Corporate Research, Ltd. as its authorized agent for the purposes described in Section 16 of this Agreement;
     (vi) the statements in the Prospectus under the caption “Tax Consequences,” insofar as such statements constitute a summary of the principal United States Federal tax consequences of the purchase, ownership and disposition of the Securities, is correct in all material respects as of the date of such opinion; and
     (vii) the Bank is not an “investment company” as defined in the Investment Company Act of 1940.
     Such counsel shall also furnish a letter stating that they have reviewed the Registration Statement, the Time of Sale Information and the Prospectus as amended or supplemented and participated in discussions with representatives of the Bank, its Canadian counsel and its accountants and representatives of the Agents and their U.S. counsel; and on the basis of the information they gained in the course of the performance of such services, considered in the light of their understanding of the applicable law (including the requirements of Form F-3 and the character of the prospectus contemplated thereby) and the experience they have gained through their practice under the Act, such counsel shall confirm to the Agents that the Registration Statement, as of its effective date, the Time of Sale Information, as of the Time of Sale, and the Prospectus as amended or supplemented, as of the date of such amendment or supplement, appeared on their face to be appropriately responsive in all material respects to the requirements of the Act, the Trust Indenture Act and the applicable rules and regulations of the Commission thereunder; and nothing that came to the attention of such counsel in the course of their review has caused them to believe that the Registration Statement, as of its effective date, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading, that the Time of Sale Information, at the Time of Sale (which such counsel may assume to be the date of the Terms Agreement) contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading or that the Prospectus as amended or supplemented, as of the date of such amendment or supplement, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading. Such letter shall also state that between the date of the Prospectus and the date of delivery of the opinion, such counsel has performed such further review as described in such letter; and nothing that has come to their attention in the course of such procedures has caused them to believe that the Prospectus, as amended or supplemented, as of the date of delivery of the opinion, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (other than, in each case, the financial statements and other financial information contained therein, as to which such counsel need express no belief). Notwithstanding the foregoing, such letter furnished on the Commencement Date shall not refer to the Time of Sale or the Time of Sale Information and shall refer to the Program Prospectus in place of the Prospectus.
     Such opinion and letter may state (1) that the limitations inherent in the independent verification of factual matters and the character of determinations involved in the registration process are such that such counsel do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, the Time of Sale Information and the Prospectus except for those made under the captions “Description of Debt Securities”, “Tax Consequences—United States Taxation” and “Plan of Distribution” in the Basic Prospectus and under the captions “Description of the Notes We May Offer,” “Supplemental Plan of Distribution” and “Certain Income Tax Consequences—United States Taxation” in the prospectus supplement, dated February 28, 2007, insofar as they relate to provisions of the Securities, the Indenture, this Agreement or of United States Federal tax law therein described, (2) that they do not express any opinion or belief as to the financial statements derived from accounting records or other financial data contained in the Registration Statement, the Time of Sale Information or the Prospectus or the prospectus supplement, or as to the statement of eligibility and qualification of the Trustee under the Indenture under which the Securities are being issued, or as to any statement of the Bank or its Canadian counsel with respect to the laws of Canada, Québec or Ontario, in each case, in the Registration Statement, the Time of Sale Information or the Prospectus, or in documents incorporated by reference therein, (3) that they are passing only upon matters of United States federal and New York law and that they are relying on the opinion of Ogilvy Renault LLP, Canadian counsel for the Bank, with respect to matters of Canadian law (including compliance with all legal requirements as interpreted and applied by the AMF), and (4) that their opinion or opinions are subject to any qualifications in the opinion of such Canadian counsel for the Bank.

     (d) Davis Polk & Wardwell, counsel for the Agents, shall have furnished to such Agent their written opinions, dated the Commencement Date and each applicable date referred to in Section 5(h) hereof that is on or prior to such Solicitation Time or Time of Delivery, as the case may be, in form and substance satisfactory to such Agent with respect to the Registration Statement, the Prospectus, the Time of Sale Information, the Securities and such other matters that such Agent may reasonably request.
     (e) Not later than 10:00 a.m., New York City time, on the Commencement Date and on each applicable date referred to in Section 5(k) hereof that is on or prior to such Solicitation Time or Time of Delivery, such Agent shall have received, in form and substance reasonably satisfactory to the Agents, from the Auditor, constituting statements and information of the type ordinarily included in accountants’ “comfort letters” to Agents with respect to the financial statements and certain financial information contained in or incorporated by reference in the Registration Statement, the Time of Sale Information and the Prospectus.
     (f) On or after the date hereof or of any applicable Terms Agreement there shall not have occurred any of the following: (i) a suspension or material limitation in trading in securities generally on the New York Stock Exchange or the Toronto Stock Exchange; (ii) a material disruption in securities settlement, payment or clearance services in the United States; (iii) a general moratorium on commercial banking activities in The City of New York or the City of Toronto, declared by either United States federal, New York State, Canadian federal or Ontario provincial authorities, as the case may be; or (iv) an outbreak or escalation of hostilities or other calamity or crisis having an adverse effect on the financial markets of the United States of America, which, in the judgment of such Agent makes it impracticable to proceed with the solicitation of offers to purchase Securities or the purchase of the Securities from the Bank as principal pursuant to the applicable Terms Agreement or otherwise, as the case may be, on the terms and in the manner contemplated in the Prospectus as first amended or supplemented relating to the Securities to be delivered at the relevant Time of Delivery.
     (g) The Bank shall have furnished or caused to be furnished to such Agent a certificate signed by an executive officer of the Bank dated the Commencement Date and each applicable date referred to in Section 5(l) hereof that is on or prior to such Solicitation Time or Time of Delivery, as the case may be, to the effect set forth in Section 8(a)(i) and (ii) above and to the effect that the representations and warranties of the Bank contained in this Agreement are true and correct as of the Commencement Date or such applicable date, as the case may be, and that the Bank has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or prior to the Commencement Date or such applicable date, as the case may be.
     9. Indemnification and Contribution.
     (a) The Bank agrees to indemnify and hold harmless each Agent, its affiliates, directors and officers and each person, if any, who controls any Agent within the meaning of either Section 15 of the Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, any Preliminary Prospectus, the Prospectus as amended or supplemented or any amendment or supplement thereto, any Issuer Free Writing Prospectus or Time of Sale Information or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information furnished in writing to the Bank by any Agent expressly for use therein.
     (b) Each Agent agrees, severally and not jointly, to indemnify and hold harmless the Bank, its directors, its officers, its authorized representative or representatives in the United States, and each person, if any, who controls the Bank within the meaning of either the Act or the Exchange Act, to the same extent as the foregoing indemnity from the Bank to each Agent, but only with reference to information relating to such Agent furnished in writing by such Agent expressly for use in the Registration Statement, the Time of Sale Information, any Issuer Free Writing Prospectus, the Prospectus or any Preliminary Prospectus, in each case as amended or supplemented.
     (c) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to either of the two preceding paragraphs, such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding; provided, however, that the failure to notify promptly the indemnifying party will not relieve it from liability unless and to the extent that such failure results in the forfeiture by the indemnifying party of substantial rights or defenses. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties and that such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by the Agents in the case of parties indemnified pursuant to Section 9(a) and by the Bank in the case of parties indemnified pursuant to Section 9(b). The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is an actual or potential party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.
     (d) If the indemnification provided for in Sections 9(a) and 9(b) hereof is unavailable as a matter of law to an indemnified party in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under either such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Bank on the one hand, and the Agents on the other, from the offering of the Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Bank on the one hand, and of the Agents on the other, in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Bank on the one hand, and the Agents on the other, shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Bank bear to the total underwriting commissions received by the Agents, in each case as set forth in the table on the cover page of the Prospectus. The relative fault of the Bank and of the Agents shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Bank or by the Agents and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.
     (e) The Bank and the Agents agree that it would not be just and equitable if contribution pursuant to this Section 9 were determined by pro rata allocation (even if the Agents were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 9(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 9, no Agent shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Agent has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Agents’ obligations to contribute pursuant to this Section 9 are several in proportion to their respective underwriting commitments. The remedies provided for in this Section 9 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

     10. Agency. Each Agent, in soliciting offers to purchase Securities from the Bank and in performing the other obligations of such Agent hereunder (other than in respect of any purchase by an Agent as principal, pursuant to a Terms Agreement or otherwise), is acting solely as agent for the Bank and not as principal. Each Agent will make reasonable efforts to assist the Bank in obtaining performance by each purchaser whose offer to purchase Securities from the Bank was solicited by such Agent and has been accepted by the Bank, but such Agent shall not have any liability to the Bank in the event such purchase is not consummated for any reason. If the Bank shall default on its obligation to deliver Securities to a purchaser whose offer it has accepted, the Bank shall (i) hold each Agent harmless against any loss, claim or damage arising from or as a result of such default by the Bank and (ii) notwithstanding such default, pay to the Agent that solicited such offer any commission to which it would be entitled in connection with such sale.
     11. Survival of Certain Representations and Obligations. The respective indemnities, agreements, representations, warranties and other statements of the Bank and the several Agents, as set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any (i) termination of this Agreement or (ii) investigation (or any statement as to the results thereof) made by or on behalf of any Agent or any controlling person of any Agent, or the Bank, or any officer or director or controlling person of the Bank, and shall survive delivery of and payment for any of the Securities.
     12. Suspension or Termination; Additional Agents; Amendments.
     (a) The provisions of this Agreement relating to the solicitation of offers to purchase Securities from the Bank may be suspended or terminated at any time by the Bank as to any Agent or by any Agent as to such Agent upon the giving of written notice of such suspension or termination to such Agent or the Bank, as the case may be. In the event of such suspension or termination with respect to any Agent, (x) this Agreement shall remain in full force and effect with respect to any Agent as to which such suspension or termination has not occurred, (y) this Agreement shall remain in full force and effect with respect to the rights and obligations of any party which have previously accrued or which relate to Securities which are already issued, agreed to be issued or the subject of a pending offer at the time of such suspension or termination (including all Securities that may be the subject of a Secondary Market Transaction at any time during the Secondary Transactions Period) and (z) in any event, this Agreement shall remain in full force and effect insofar as the fourth paragraph of Section 3(a), and Sections 5(d), 5(e), 7, 9, 10 and 11 hereof are concerned.
     (b) The Bank, in its sole discretion, may appoint one or more additional parties to act as Agents hereunder from time to time. Any such appointment shall be made in a writing signed by the Bank and the party so appointed. Such appointment shall become effective in accordance with its terms after the execution and delivery of such writing by the Bank and such other party. When such appointment is effective, such other party shall be deemed to be one of the Agents referred to in, and to have the rights and obligations of an Agent under, this Agreement, subject to the terms and conditions of such appointment. The Bank shall deliver a copy of such appointment to each other Agent promptly after it becomes effective.
     (c) The Bank, in its sole discretion, may increase the aggregate initial offering price of the Securities from time to time without consent of, or notice to, any Agent.
     (d) The Bank and any Agent may amend any provision of this Agreement with respect to such Agent without consent of, or notice to, any other Agent. Any such amendment shall be made in a writing signed by the Bank and each Agent that is a party to such amendment. In the event of such amendment, this Agreement shall remain in full force and effect with respect to any Agent that is not a party to such amendment (without giving effect to such amendment with respect to such Agent) unless suspended or terminated with respect to such Agent pursuant to clause (a) of this Section 12.
     13. Default by Agent. The following terms shall apply to any Terms Agreement if provided for therein:
     (a) If any Agent shall default in its obligation to purchase the Securities which it has agreed to purchase pursuant to such Terms Agreement, the representatives named in such Terms Agreement may in their discretion arrange for the representatives or another party or other parties to purchase such Securities on the terms provided by such Terms Agreement. If within thirty-six hours after such default by any Agent the representatives do not arrange for the purchase of such Securities, then the Bank shall be entitled to a further period of thirty-six hours within which to procure another party or other parties satisfactory to the representatives to purchase such Securities on such terms. In the event that, within the respective prescribed periods, the representatives notify the Bank that they have so arranged for the purchase of such Securities, or the Bank notifies the representatives that it has so arranged for the purchase of such Securities, the representatives or the Bank shall have the right to postpone the Time of Delivery for a period of not more than seven calendar days, in order to effect whatever changes may thereby be made necessary in the Registration Statement, the Time of Sale Information or the Prospectus as amended or supplemented, or in any other documents or arrangements, and the Bank agrees to file promptly any amendments or supplements to the Registration Statement, the Time of Sale Information or the Prospectus which in the representatives’ opinion may thereby be made necessary. The term “Agent” as used with respect to such Terms Agreement shall include any person substituted under this Section 13 (if applicable) with like effect as if such person had originally been a party to such Terms Agreement.
     (b) If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Agent or Agents by the representatives and the Bank as provided in subsection (a) above, the aggregate principal amount of such Securities which remains unpurchased does not exceed one-eleventh of the aggregate principal amount of all the Securities covered by such Terms Agreement, then the Bank shall have the right to require each non-defaulting Agent to purchase the principal amount of

Securities which such Agent agreed to purchase pursuant to such Terms Agreement and, in addition, to require each non-defaulting Agent to purchase its pro rata share (based on the principal amount of Securities which such Agent agreed to purchase pursuant to such Terms Agreement) of the Securities of such defaulting Agent or Agents for which such arrangements have not been made; but nothing herein shall relieve a defaulting Agent from liability for its default.
     (c) If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Agent or Agents by the Agents and the Bank as provided in subsection (a) above, the aggregate principal amount of Securities pursuant to such Terms Agreement which remains unpurchased exceeds one-eleventh of the aggregate principal amount of all the Securities under such Terms Agreement, or if the Bank shall not exercise the right described in subsection (b) above to require non-defaulting Agents to purchase Securities of a defaulting Agent or Agents, then such Terms Agreement shall thereupon terminate, without liability on the part of any non-defaulting Agent or the Bank, except for the expenses to be borne by the Bank and the Agents as provided in Section 7 hereof incorporated therein by reference and the indemnity and contribution agreement in Section 9 hereof incorporated therein by reference; but nothing herein shall relieve a defaulting Agent from liability for its default.
     14. Notices. All statements, requests, notices and agreements hereunder shall be in writing, and if to the Agents shall be delivered or sent by mail, telex or facsimile transmission to the address of RBC Capital Markets Corporation, Attention: Josef Muskatel, to the address of RBC Dain Rauscher Inc., Attention: Rob Foerster, and to any other Agents at the addresses set forth in their letter of appointment delivered in accordance with Section 12; and if to the Bank shall be delivered to the address of the Bank set forth in the Registration Statement: Attention: Executive Vice-President, RBC Corporate Treasury; provided, however, that any notice to an Agent pursuant to Section 8(c) hereof shall be delivered or sent by mail or facsimile transmission to such Agent at its address set forth in its Agents’ questionnaire, which address will be supplied to the Bank by such Agent upon request. Any such statements, requests, notices or agreements shall take effect upon receipt thereof.
     15. Successors. This Agreement and any Terms Agreement shall be binding upon, and inure solely to the benefit of, each Agent and the Bank, and to the extent provided in Sections 8 and 10 hereof, the officers and directors of the Bank and each person who controls any Agent or the Bank, and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement or any Terms Agreement. No purchaser of any of the Securities through or from any Agent hereunder shall be deemed a successor or assign by reason merely of such purchase.
     16. Jurisdiction. The Bank irrevocably (i) agrees that any legal suit, action or proceeding against the Bank brought by any Agent or by any person who controls any Agent arising out of or based upon this Agreement or any Terms Agreement or the transactions contemplated hereby and thereby may be instituted in any state or federal court in The City of New York (a “New York Court”), (ii) waives, to the fullest extent it may effectively do so, any objection that it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the jurisdiction of such courts in any such suit, action or proceeding. The Bank irrevocably waives any immunity to jurisdiction to which it may otherwise be entitled or become entitled (including sovereign immunity, immunity to pre-judgment attachment, post-judgment attachment and execution) in any legal suit, action or proceeding against it arising out of or based on this Agreement and any Terms Agreement or the transactions contemplated hereby and thereby that is instituted in any New York Court. The Bank has appointed National Corporate Research, Ltd., 225 West 34th Street, Suite 910, New York, NY 10122-0032, as its authorized agent (the “Authorized Agent”) upon whom process may be served in any such action arising out of or based on this Agreement and any Terms Agreement or the transactions contemplated hereby and thereby that may be instituted in any New York Court by any Agent or by any person who controls any Agent, expressly consents to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto. The Bank represents and warrants that the Authorized Agent has agreed to act as such agent for service of process and agrees to take any and all action, including the filing of any and all documents and instruments, which may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Bank shall be deemed, in every respect, effective service of process upon the Bank.
     17. Business Day. Time shall be of the essence in this Agreement and any Terms Agreement. As used herein, “business day” shall mean any day when the Commission’s office in Washington, D.C. is open for business.
     18. Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the relevant Agents could purchase United States dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given. The obligation of the Bank with respect to any sum due from it to any Agent or any person controlling any Agent shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by such Agent or controlling person of any sum in such other currency, and only to the extent that such Agent or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to such Agent or controlling person hereunder, the Bank agrees as a separate obligation and notwithstanding any such judgment, to indemnify such Agent or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to such Agent or controlling person hereunder, such Agent or controlling person agrees to pay to the Bank an amount equal to the excess of the dollars so purchased over the sum originally due to such Agent or controlling person hereunder.
     19. Governing Law. This Agreement and any Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

     20. Counterparts. This Agreement and any Terms Agreement may be executed by any one or more of the parties hereto and thereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts shall together constitute one and the same instrument.

     If the foregoing is in accordance with your understanding, please sign and return to us four counterparts hereof, whereupon this letter and the acceptance by you thereof shall constitute a binding agreement between the Bank and you in accordance with its terms.

Very truly yours, ROYAL BANK OF CANADA
By:
Name:
Title:

By:
Name:
Title:

Accepted as of the date hereof:
RBC CAPITAL MARKETS CORPORATION

By:

Name:
Title:

RBC DAIN RAUSCHER INC.

By:

Name:
Title:

ANNEX I
ROYAL BANK OF CANADA
U.S.$8,000,000,000
SENIOR GLOBAL MEDIUM-TERM NOTES, SERIES C
Terms Agreement
__________, 200___
RBC CAPITAL MARKETS CORPORATION
1 Liberty Plaza
165 Broadway
New York, New York 10006
RBC DAIN RAUSCHER INC.
60 South 6th Street
Minneapolis, Minnesota 55402
[Insert names of any other purchasers]
Ladies and Gentlemen:
     Royal Bank of Canada, a Canadian chartered Bank (the “Bank”), proposes, subject to the terms and conditions stated herein and in the Amended Distribution Agreement, dated February 28, 2007 (the “Distribution Agreement”), between the Bank on the one hand and RBC Capital Markets Corporation, RBC Dain Rauscher Inc. and any other party acting as Agent thereunder on the other, to issue and sell to you the securities specified in the Schedule hereto (the “Purchased Securities”). Each of the provisions of the Distribution Agreement not specifically related to the solicitation by the Agents, as agents of the Bank, of offers to purchase Securities is incorporated herein by reference in its entirety, and shall be deemed to be part of this Terms Agreement to the same extent as if such provisions had been set forth in full herein. Nothing contained herein or in the Distribution Agreement shall make any party hereto an agent of the Bank or make such party subject to the provisions therein relating to the solicitation of offers to purchase Securities from the Bank, solely by virtue of its execution of this Terms Agreement. Each of the representations and warranties set forth therein shall be deemed to have been made at and as of the date of this Terms Agreement, except that each representation and warranty that refers to the Prospectus or the Time of Sale Information (as therein defined) in Section 1 of the Distribution Agreement shall be deemed to be a representation or warranty as of the date of the Distribution Agreement in relation to the Prospectus or the Time of Sale Information, and also a representation and warranty as of the date of this Terms Agreement in relation to the Prospectus or the Time of Sale Information, as the case may be, each as amended or supplemented to the date hereof and each as amended or supplemented relating to the Purchased Securities that are the subject of this Terms Agreement. Unless otherwise defined herein, terms defined in the Distribution Agreement are used herein as therein defined.

     [Notwithstanding the foregoing, insofar as it is deemed to be incorporated in and made a part of this Terms Agreement, the Distribution Agreement shall be subject to, and to the extent necessary amended by, the Letter of Appointment pursuant to which we appointed each of you (other than RBC Capital Markets Corporation and RBC Dain Rauscher Inc.) to act as an Agent under the Distribution Agreement on certain terms and conditions specified in such letter. For all purposes of this Terms Agreement, references to the “Agents” shall mean the Purchasing Agents, for which RBC Capital Markets Corporation is acting as representative. Each of you agrees that all determinations to be made by the Purchasing Agents under this Terms Agreement, including the determination whether or not the conditions in Section 8 of the Distribution Agreement have been satisfied and, if not, whether or not any such conditions shall be waived, shall be made solely by RBC Capital Markets Corporation, on behalf of the Purchasing Agents.]
     An amendment and/or supplement to each of the Registration Statement and the Prospectus, each in the form heretofore delivered to you, is now proposed to be filed with the Commission.
     Subject to the terms and conditions set forth herein and in the Distribution Agreement incorporated herein by reference, the Bank agrees to issue and sell to [each of] you, and [each of] you agree[s, severally and not jointly,] to purchase from the Bank at the time and place and at the purchase price set forth in the Schedule hereto, the principal amount of Purchased Securities set forth [opposite your respective name] in the Schedule hereto. You further agree that any Purchased Securities offered and sold by you to initial purchasers will be offered and sold at the price to public, and in accordance with the provisions relating to commissions and fees, if any, set forth in the Schedule hereto, unless you and the Bank otherwise agree.

     If the foregoing is in accordance with your understanding, please sign and return to us ___ counterparts hereof, and upon acceptance hereof by you [, on behalf of each of the Agents,] this letter and such acceptance hereof, including the provisions of the Distribution Agreement incorporated herein by reference, shall constitute a binding agreement between [you] [each of the Agents] and the Bank. [It is understood that your acceptance of this letter on behalf of each of the Agents is or will be pursuant to authority granted to you by such Agent.]

Very truly yours, ROYAL BANK OF CANADA
By:
Name:
Title:

By:
Name:
Title:

Accepted as of the date hereof:
RBC CAPITAL MARKETS CORPORATION

By:
Name:
Title:

RBC DAIN RAUSCHER INC.

By:

Name:
Title:

Schedule I to Annex I
Title of Purchased Securities:
Senior Global Medium-Term Notes, Series C
Aggregate Principal Amount:
[$]
Price to Public:
     % of the principal amount of the Purchased Securities, plus accrued interest[, if any,] from             to            [and accrued amortization[, if any,] from            to             ]
Purchase Price by Agents:
     % of the principal amount of the Purchased Securities, plus accrued interest, if any, from             to            [and accrued amortization[, if any,] from            to             ]
[Commission:
     % of the principal amount of the Purchased Securities]
Form of Purchased Securities:
[Definitive form, to be made available for checking and packaging at least twenty-four hours prior to the Closing Date at the office of [The Depository Trust Company or its designated custodian] [representative of the Agents]].
[Book-entry only form represented by one or more global securities deposited with The Depository Trust Company (“DTC”) or its designated custodian, to be made available for checking by representative of the Agents at least twenty-four hours prior to the Closing Date at the office of the custodian.]
[Book-entry only form represented by a master note deposited with The Depository Trust Company (“DTC”) or its designated custodian, to be made available for checking by representative of the Agents at least twenty-four hours prior to the Closing Date at the office of the custodian.]
Specified Funds for Payment of Purchase Price:
Federal (same-day) funds
Closing Date:
     a.m. (New York City time), on      , 20___

Indenture:
Indenture dated as of October 23, 2003, between the Bank and The Bank of New York (as successor to JPMorgan Chase Bank, N.A.), as Trustee, as supplemented by the First Supplemental Indenture dated as of July 21, 2006, between the Bank and The Bank of New York (as successor to JPMorgan Chase Bank, N.A.), as Trustee and by the Second Supplemental Indenture dated as of February 28, 2007 between the Bank and The Bank of New York (as successor to JPMorgan Chase Bank, N.A.), as Trustee (the Base Indenture, together with the First Supplemental Indenture and the Second Supplemental Indenture, the “Indenture”).
Maturity Date:
Interest Rate:
[ %] [Zero Coupon] [See Floating Rate Provisions]
Interest Payment Dates:
[months and dates, commencing _______, 20___]
Redemption Provisions:
[No provisions for redemption]
[The Purchased Securities may be redeemed, in whole or in part at the option of the Bank, in the amount of [$        or an integral multiple thereof,
[on or after      ,       at the following redemption prices (expressed in percentages of principal amount). If [redeemed on or before      ,       %, and if] redeemed during the 12-month period beginning      ,

Year	Redemption Price

and thereafter at 100% of their principal amount, together in each case with accrued interest to the redemption date.]
[on any interest payment date falling on or after      ,        , at the election of the Bank, at a redemption price equal to the principal amount thereof, plus accrued interest to the date of redemption.]]
[Other possible redemption provisions, such as mandatory redemption upon occurrence of certain events or redemption for changes in tax law]
[Restriction on refunding]

Sinking Fund Provisions:
[No sinking fund provisions]
[The Purchased Securities are entitled to the benefit of a sinking fund to retire [$             ] principal amount of Purchased Securities on            in each of the years            through              at 100% of their principal amount plus accrued interest[, together with [cumulative] [noncumulative] redemptions at the option of the Bank to retire an additional [$             ] principal amount of Purchased Securities in the years            through            at 100% of their principal amount plus accrued interest.]
[If Purchased Securities are extendable debt securities, insert—
Extendable Provisions:
Purchased Securities are repayable on      ,             [insert date and years], at the option of the holder, at their principal amount with accrued interest. The initial annual interest rate will be      %, and thereafter the annual interest rate will be adjusted on      ,             and            to a rate not less than      % of the effective annual interest rate on U.S. Treasury obligations with             -year maturities as of the [insert date 15 days prior to maturity date] prior to such [insert maturity date].]
[If Purchased Securities are floating rate debt securities, insert—
Floating Rate Provisions:
Initial annual interest rate will be      % through             [and thereafter will be adjusted [monthly] [on each      ,        ,             and             ] [to an annual rate of      % above the average rate for             -year [month] [securities] [certificates of deposit] issued by            and             [insert names of banks].] [and the annual interest rate [thereafter] [from            through             ] will be the interest yield equivalent of the weekly average per annum market discount rate for             -month Treasury bills plus      % of Interest Differential (the excess, if any, of (i) the then-current weekly average per annum secondary market yield for             -month certificates of deposit over (ii) the then current interest yield equivalent of the weekly average per annum market discount rate for             -month Treasury bills); [from            and thereafter the rate will be the then-current interest yield equivalent plus      % of Interest Differential].]
[If Purchased Securities are exchangeable securities, insert – Exchangeable Note: Whether the Purchased Securities are Optionally Exchangeable or Mandatorily Exchangeable or are otherwise a form of exchangeable security.]
Defeasance provisions:
Closing Location for Delivery of Purchased Securities:
Documents to be Delivered:
The following documents referred to in the Distribution Agreement shall be delivered as a condition to the Closing:
[None]

[(1) The opinions and letter of counsel to the Bank referred to in Sections 5(i) and 5(j).]
[(2) The opinions and letter of counsel to the Agents referred to in Section 5(h).]
[(3) The accountants’ letter referred to in Section 5(k).]
[(4) The officers’ certificate referred to in Section 5(l).]
Additional Closing Conditions:
Names and addresses of Agents:
Designated representative of the Agents:
     Address for Notices, etc.:
Other Terms:
[The provisions of Section 12 of the Distribution Agreement shall apply with respect to this Terms Agreement, and the representative referred to in Section 13 shall be [RBC Capital Markets Corporation.]]
[expense reimbursement upon termination]
With regard to the offering and sale of the Securities, all determinations and actions required or permitted to be made pursuant to the Distribution Agreement or the Terms Agreement by the Agent(s) or the representatives (including determinations as to whether or not any closing condition has been satisfied and whether or not any unsatisfied conditions shall be waived) shall instead be made [solely] by RBC Capital Markets Corporation on behalf of all of the Agents or representative.]

Schedule II to Annex I
Form of Agreement between the Agent(s) and the Bank in Respect of Time of Sale Information and pricing information for the Offering of [identify issue]
In connection with the offering of [identify issue] of Royal Bank of Canada (the “Bank”),                                          (the “Agent”) and the Bank agree as follows:
a. Time of Sale Information
The preliminary pricing supplements that are to be included in the Time of Sale Information are as follows:
     [list each preliminary pricing supplement and, if applicable, each product prospectus supplement to be included in the Time of Sale Information]
The Free Writing Prospectuses that are to be included in the Time of Sale Information are as follows:
     [list each Free Writing Prospectus to be included in the Time of Sale Information]
b. Pricing Information Provided Orally by Agents
The script to be used by the Agent(s) to confirm sales is as follows:

Schedule III to Annex I
Form of Agreement between the Agent(s) and the Bank in Respect of a Term Sheet used to communicate Time of Sale Information and pricing information for the Offering of [identify issue]
In connection with the offering of [identify issue] of Royal Bank of Canada (the “Bank”),                                          (the “Agent”) and the Bank agree that the Term Sheet used to communicate Time of Sale Information and pricing information for the above-referenced offering shall be as follows:
[Joint Bookrunners/Co-managers]
[Issuer Name]
[securities offered]

Issuer:
Symbol:
Securities offered:	(excluding option to purchase [ ] additional [ ])
Price to public:
Net proceeds:	$ [ ] (excluding option to purchase up to [ ] additional [ ])
Closing date:	[ ], 200[7]
Final maturity date:
Use of proceeds:
CUSIP:
     The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling toll-free • and request to speak with the [Debt Syndicate Desk].
Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

ANNEX II
ADMINISTRATIVE PROCEDURES MEMORANDUM
(DATED AS OF FEBRUARY 28, 2007)
FOR
ROYAL BANK OF CANADA
SENIOR GLOBAL MEDIUM-TERM NOTES, SERIES C
     The Senior Global Medium-Term Notes, Series C (the “Securities”) may from time to time be offered on a continuing basis for sale by the Royal Bank of Canada (the “Bank”) through each of RBC Capital Markets Corporation, RBC Dain Rauscher Inc. and each of the agents appointed in accordance Section 12 of the Distribution Agreement to which these Administrative Procedures are an exhibit (the “Distribution Agreement”), who (each, a “Distribution Agent” and, collectively, the “Distribution Agents”) may purchase the Securities, as principal from the Bank for resale to investors and other purchasers in accordance with the Distribution Agreement. In addition, if agreed to by the Bank and the applicable Distribution Agent, such Distribution Agent may utilize its reasonable efforts on an agency basis to solicit offers to purchase the Securities. Only those provisions in these Administrative Procedures that are applicable to the particular role that a Distribution Agent will perform shall apply. Whenever these Administrative Procedures indicate that information may be set forth in a Note, such information may also be set forth in a Pricing Supplement to the Prospectus (as defined below).
     The Bank of New York (or such other agent appointed in accordance with the Indenture) will act as registrar (the “Registrar”) and domestic paying agent for the Securities through its office in New York, New York. As used herein, the term “Prospectus” refers to the most recent Prospectus, as such document may be amended or supplemented, which has been prepared by the Bank for use by the Distribution Agents in connection with the offering of the Securities. As used herein, the term “Pricing Supplement” has the meaning ascribed thereto in the Distribution Agreement.
     Capitalized terms used herein that are not otherwise defined shall have the meanings ascribed thereto in the Securities or the Prospectus.

DTC REGISTERED GLOBAL NOTES
     Securities may be issued in book-entry form (each beneficial interest in a global Note, a “Book-Entry Note” and collectively, the “Book-Entry Notes”) and represented by one or more fully registered global Notes (each, a “Global Note” and collectively, the “Global Notes”) held by or on behalf of The Depository Trust Company, as depositary (“DTC”, which term includes any successor thereof), and recorded in the book-entry system maintained by DTC. Book-Entry Notes represented by a Global Note are exchangeable for definitive Notes in registered form, of like tenor and of an equal aggregate principal amount, by the owners of such Book-Entry Notes only upon certain limited circumstances described in the Prospectus.
     In connection with the qualification of Book-Entry Notes for eligibility in the book-entry system maintained by DTC, the Bank or its agents will perform the custodial, document control and administrative functions described below, in accordance with their respective obligations under the applicable Letters of Representations from the Bank to DTC relating to the Program, and a Certificate of Deposit Agreement between the Bank and DTC (the “Certificate Agreement”), and the Bank’s obligations as a participant in DTC, including DTC’s Same-Day Funds Settlement System (“SDFS”).

Settlement Procedures for Book-Entry Notes:	Settlement Procedures with regard to Book-Entry Securities purchased by each Distribution Agent as principal or sold by each Distribution Agent, as agent of the Bank, will be as follows (which will have been agreed to by the Bank and such Distribution Agent in accordance with the Distribution Agreement):
(A)	The Distribution Agent will advise the Bank by telephone, confirmed by facsimile or e-mail (with a copy to the Registrar), of the following settlement information:
1.	Taxpayer identification number of the purchaser.

2.	Principal amount of such Book-Entry Notes.

3.	Each term specified in the applicable Pricing Supplement.

4.	Price to public, if any, of such Book-Entry Notes (if such Book-Entry Notes are not being offered “at the market”).

5.	Trade Date.

6.	Settlement Date (Original Issue Date).

7.	Maturity Date.

8.	Redemption provisions, if any, including: Initial Redemption Date, Initial Redemption Percentage and Annual Redemption Percentage Reduction. Repayment provisions, if any, including Holder’s Optional Repayment Date(s).

9.	Net proceeds to the Bank.

10.	Whether such Book-Entry Notes are being sold to the Distribution Agent as principal or to an investor or other purchaser through the Distribution Agent acting as agent for the Bank.

11.	The Distribution Agent’s commission or discount, as applicable.

12.	Whether such Book-Entry Notes are being issued with Original Issue Discount and the terms thereof.

13.	Default Rate.

14.	Identification numbers of participant accounts maintained by DTC on behalf of the Distribution Agent.

15.	Whether additional documentation will be required for Securities being sold to the Distribution Agent as principal.

16.	Such other information specified with respect to such Book-Entry Notes (whether by Addendum or otherwise).
(B)	The Registrar will assign a CUSIP number of the appropriate series of such Book-Entry Notes and, as soon thereafter as practicable, the Registrar will notify the Distribution Agent by telephone of such CUSIP number.

(C)	The Distribution Agent will communicate to DTC through DTC’s Participant Terminal System, a pending deposit message specifying the following settlement information:
1.	The information set forth in Settlement Procedure A.

2.	The identification numbers of the participant accounts maintained by DTC on behalf of the Registrar and the Distribution Agent.

3.	Identification of the Book-Entry Note as a Fixed Rate Book-Entry Note, Floating Rate Book-Entry Note of Indexed Note.

4.	The initial Interest Payment Date for such series of Book-Entry Notes, the number of days by which such date succeeds the related Record Date and, if then calculable, the amount of interest payable on such Interest Payment Date (which amount shall have been confirmed by the Bank).

5.	The CUSIP number of such series of Book-Entry Notes.

6.	Whether such Global Note represents any other Securities issued or to be issued in book-entry form.

The Distribution Agent will complete and deliver to the Trustee a bank order in substantially the same form as Schedule I to Annex II hereto (the “Bank Order”) with respect to the Global Note representing such Book-Entry Notes in a form that has been approved by the Bank and the Distribution Agent and the Bank will deliver its authentication instructions to the Trustee.

(D)	The Trustee will notate pursuant to the Bank’s instructions the Global Note with respect to such series of Book-Entry Notes as approved by the Bank and the Distribution Agent and, in the case of a master note, retain the applicable Pricing Supplements from which the terms of such Global Note are incorporated. In the case of Book-Entry Notes represented by a master note, such notation will be deemed for purposes of these Administrative Procedures, the Indenture and any master note, to constitute the authentication of such Book-Entry Notes.

(E)	DTC will credit the Book-Entry Notes represented by such Global Note to the participant account of the Registrar maintained by DTC.

(F)	The Registrar will enter an SDFS deliver order through DTC’s Participant Terminal System instructing DTC (i) to debit such Book-Entry Notes to the Registrar’s participant account and credit such Book-Entry Notes to the participant account of the Distribution Agent maintained by DTC and (ii) to debit the settlement account of the Distribution Agent and credit the settlement account of the Registrar maintained by DTC, in an amount equal to the price of such Book-Entry Notes less such Distribution Agent’s commission or discount. Any entry of such deliver order shall be deemed to constitute a representation and warranty by the Registrar to DTC that (i) the Global Note representing such Book-Entry Notes has been issued and authenticated and (ii) the Registrar is holding such Global Note pursuant to the Certificate Agreement.

(G)	In the case of Book-Entry Notes sold through a Distribution Agent acting as agent, the Distribution Agent will enter an SDFS deliver order through DTC’s Participant Terminal System instructing DTC (i) to debit such Book-Entry Notes to the Distribution Agent’s participant account and credit such Book-Entry Notes to the participant accounts of the Participants maintained by DTC and (ii) to debit the settlement accounts of such Participants and credit the settlement account of the Distribution Agent maintained by DTC, in an amount equal to the offering price of such Book-Entry Notes.

(H)	Transfers of funds in accordance with SDFS delivery orders described in Settlement Procedures F and G will be settled in accordance with SDFS operating procedures in effect on the Settlement Date.

(I)	In the case of Book-Entry Notes sold through a Distribution Agent acting as agent, the Distribution Agent will confirm the purchase of such Book-Entry Notes to the purchaser either by transmitting to the Participant with respect to such Book-Entry Notes a confirmation order through DTC’s Participant Terminal System or by mailing a written confirmation to such purchaser.

Settlement Procedures Timetable:	For offers to purchase Book-Entry Notes accepted by the Bank, Settlement Procedures “A” through “I” set forth above shall be completed as soon as possible but no later than the respective times (New York City time) set forth below:

Settlement
Procedure	Time

A	11:00 a.m. on the Trade Date

B	12:00 noon on the Trade Date

C	5:00 p.m. on the Trade Date

D	9:00 a.m. on the Settlement Date

E	10:00 a.m. on the Settlement Date

Settlement
Procedure	Time

F-G	2:00 p.m. on the Settlement Date

H	4:00 p.m. on the Settlement Date

I	5:00 p.m. on the Settlement Date

If a sale is to be settled on the same Business Day as the Trade Date, Settlement Procedures C, D, F and G shall be completed no later than 2:30 p.m. on such Business Day.

If a sale is to be settled more than one Business Day after the trade date, Settlement Procedures A, B and C may, if necessary, be completed at any time prior to the specified times on the first Business Day after such trade date. In connection with a sale which is to be settled more than one Business Day after the trade date, if the initial interest rate for a Floating Rate Note is not known at the time that Settlement Procedure A is completed, Settlement Procedures B and C shall be completed as soon as such rate has been determined, but no later than 11:00 a.m. and 2:00 p.m., New York City time, respectively, on the second Business Day before the Settlement Date.

Settlement Procedure H is subject to extension in accordance with any extension of Fedwire closing deadlines and in the other events specified in the SDFS operating procedures in effect on the Settlement Date. If settlement of a Book-Entry Note is rescheduled or canceled, the Bank shall deliver to DTC, through DTC’s Participant Terminal System, a cancellation message to such effect by no later than 5:00 p.m., New York City time, on the Business Day immediately preceding the scheduled Settlement Date.

Failure to Settle:	If the Registrar fails to enter an SDFS deliver order with respect to a Book-Entry Note pursuant to Settlement Procedure F, then the Registrar may deliver to DTC, through DTC’s Participant Terminal System, as soon as practicable a withdrawal message instructing DTC to debit such Book-

Entry Note to the participant account of the Registrar maintained at DTC. DTC will process the withdrawal message; provided that such participant account contains a principal amount of the Global Note representing such Book-Entry Note that is at least equal to the principal amount to be debited. If withdrawal messages are processed with respect to all Book-Entry Notes of a series, the Registrar will mark such series of Book-Entry Notes “canceled” and make appropriate entries in its records. The CUSIP number assigned to such series of Book-Entry Notes shall, in accordance with CUSIP Service Bureau procedures, be canceled and not immediately reassigned.

In the case of any Book-Entry Note sold through a Distribution Agent, acting as agent, if the purchase price for any Book-Entry Note is not timely paid to the Participants with respect to such Book-Entry Note by the beneficial purchaser thereof (or a person, including an indirect participant in DTC, acting on behalf of such purchaser), such Participants and, in turn, the applicable Distribution Agent may enter SDFS deliver orders through DTC’s Participant Terminal System reversing the orders entered pursuant to Settlement Procedures F and G, respectively. Thereafter, the Registrar will deliver the withdrawal message and take the related actions described in the preceding paragraph.

Notwithstanding the foregoing, upon any failure to settle with respect to a Book-Entry Note, DTC may take any actions in accordance with its SDFS operating procedures then in effect. In the event of a failure to settle with respect to a Book-Entry Note that was to have been represented by a Global Note also representing other Book-Entry Notes, the Registrar will provide, in accordance with Settlement Procedure D, for the issuance of a Global Note representing such remaining Book-Entry Notes and will make appropriate entries in its records.

Preparation and Delivery of Pricing Supplements:	If any offer to purchase a Note is accepted by the Bank, the Bank will promptly prepare a Pricing Supplement reflecting the terms of such Note. The Bank shall deliver copies of such Pricing Supplement to the Distribution Agent which made or presented the offer to purchase the applicable Note, as instructed by such Distribution Agent, and to the paying agent as soon as practicable following the trade, but in no event later than 11:00 a.m. (New York City time) on the Business Day following the applicable trade date.

SCHEDULE I to ANNEX II
ROYAL BANK OF CANADA
Form of Bank Order
[DATE]
The Bank of New York
101 Barclay Street
New York, New York 10286
     Re: Royal Bank of Canada’s Senior Global Medium-Term Notes, Series C
Ladies and Gentlemen:
     Pursuant to Section 303 of the Indenture, dated as of October 23, 2003, as supplemented by the First Supplemental Indenture, dated as of July 21, 2006 and by the Second Supplemental Indenture, dated as of February 28, 2007, (as so supplemented, the “Indenture”) between Royal Bank of Canada, a Canadian chartered bank (the “Bank”), and you, as successor to JPMorgan Chase Bank, N.A., as Trustee, relating to the issuance by the Bank of its senior debt securities, you are hereby ordered to authenticate, in the manner provided by the Indenture and in accordance with the Administrative Procedures set forth in the Amended Distribution Agreement, dated February 28, 2007, between the Bank and the Agents party thereto, [aggregate principal amount of Supplemental Obligation] [Title of Securities Due [___], CUSIP number [___], with terms incorporated by reference to [describe any applicable product supplement] and the pricing supplement transmitted to you herewith, by notating the issuance of such Supplemental Obligation on Annex A of the Master Note, and all additional information called for thereon. The Supplemental Obligations we are ordering you to authenticate are a series of the Bank’s Senior Global Medium-Term Notes, Series C and are to be issued on the date hereof,

Very truly yours, ROYAL BANK OF CANADA
By
	Name:	[Jim Archer-Shee]
	Title:	[Executive Vice-President, Corporate Treasury and Treasurer]

By
	Name:	David M. Power
	Title:	[Vice-President, Market Strategy and Execution] Bank Order